UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press Release, dated May 6, 2014.	1
2.	Relevant Event and Distribution to Security Holders, dated May 6, 2014.	9

Grifols’ net profit rises by 32.9% to

121.0 million euros in the First

Quarter of 2014

•                  Sales rose by 16.7% to 798.0 million euros. The company maintains its leadership in plasma derived medicines and consolidates its position as a leader in transfusion medicine

•                  Adjusted EBITDA(1) grows 21.6% and reaches 279.9 million euros. Margin(2) rises by 140 basis points (bps) to 35.1% of revenues

•                  The acquisition and integration of Novartis transfusion diagnostic business changes the relative weight of the divisions: Bioscience 75.3%, Diagnostic 18.4% and Hospital 3.0%

•                  Promoting the Diagnostic division has a clear objective: to make the company more global, more diversified and with a wider growth potential

•                  Completion of refinancing process brings average cost of debt to below 3.5%, a reduction of over 200 bps

•      Financial debt increases due to the acquisition of the new business unit, debt ratio stands at 2.83

Barcelona, 6 May 2014.- Grifols’ (MCE:GRF, MCE:GRF.P and NASDAQ:GRFS) revenues rose by 16.7% during the first quarter of the year to 798.0 million euros, including Novartis’ transfusion diagnostic business, acquired in January 2014. At constant exchange rate (cc), income rose by 20.2%, with the geographical diversification of sales helping to mitigate exchange rate effects.

The results to March reflect the anticipated changes to the relative weight of each division as a share of total group income, as a result of the integration of the transfusion diagnostic unit acquired. The sales of the Bioscience division totaled 601.0 million euros, 75.3% of Grifols’ revenue. Sales volumes of IVIG and alpha-1 antitrypsin, two of the company’s main plasma proteins, performed strongly in a context of price stability.

The Hospital division recorded sales of 24.3 million euros, a figure that represents 3.0% of revenues. During the quarter, the division continued to internationalize, with Hospital Logistics projects in Chile and Argentina, and Intravenous Therapy projects in the United States. However, sales continued to be heavily concentrated in Spain, and the restrictions on hospital expenditure had a significant impact on sales, which fell by 7.3% (cc).

(1) Adjusted EBITDA excludes non-recurring costs and associated with recent acquisitions

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The Diagnostic division increased its share of revenues to 18.4%, as forecast. The sales of this business area were 146.5 million euros (excluding 3.6 million euros of intersegment sales).

The company has become a global leader in transfusion medicine, manufacturing both instruments and reagents for immunohematology and hemostasis. Successes have included the implementation of immunohematology analyzers (Wadiana® and Erytra®) and the increase in unit sales of blood typing cards (DG-Gel®) in countries such as France, United Kingdom, Russia, Qatar and Saudi Arabia. Another key achievement during the quarter was the contract to supply the Japanese Red Cross with NAT technology (Procleix® Panther® System) to analyze blood donations in Japan. Promoting the Diagnostic division has a clear objective: to make the company more global, diversified and with a wider growth potential.

Grifols’ non-recurring sales, included within the Raw Materials & Others division, rose to 26.2 million euros, representing 3.3% of sales. These include, among others, all royalties (Bioscience and Diagnostic), income from manufacturing agreements with Kedrion, and third-party engineering projects performed by Grifols Engineering

•                  Approximately 93% of income generated in international markets

Grifols continues to drive sales in international markets. The purchase of Novartis’ transfusion diagnostic unit, completed on January 2014 has helped to drive sales of the Diagnostic division in the United States. These sales have not been allocated to a specific region as work is still being done towards an accurate classification.

Excluding sales generated by this new business unit, income in the United States and Canada continued to rise. Sales rose by 6.4% (cc) in comparable terms, to 419.7 million euros, although the new conditions of some contracts in Canada continue to impact the results.

In the European Union, sales decrease slowed to 2.8% (cc), with sales revenue standing at 139.2 million euros. Sales of plasma proteins performed strongly in the Iberian Peninsula (Spain and Portugal), while sales of products and services related to the Diagnostic and Hospital divisions decelerated. Since January 2014 revenues included in “Others” (Raw Materials & Others) are not split by geography. 2013 numbers have been amended for comparison purposes.

ROW (Rest of World) sales fell by 6.1% (cc) as a result of the timing of tenders and conclusion of some contracts. Demand for plasma proteins such as albumin continued to rise in regions such as Latin America.

The strategy of achieving long term growth through international markets continued during the first quarter of 2014, with the start of activities in new regions such as the Middle East. In this regard, it is worth noting that Grifols attended the Arab Health Congress in Dubai for the first time. The importance of this event derives both from the potential of the United

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Arab Emirates market, and the fact that it is at the center of a large zone of influence. In the six countries that form the Gulf Cooperation Council alone (Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates) there are 15 hospital projects in progress.

•                  Excellent evolution of EBITDA margin: 200 bps increase to 33.9% of revenues

Grifols operating margins have continued to improve. The EBITDA margin rose by 200 bps to 33.9% of revenues, compared to 31.9% for the same period of 2013. In absolute terms, EBITDA was 270.2 million euros, with growth of 23.7%.

Grifols’ adjusted EBITDA(1) rose by 21.6% to 279.9 million euros, representing an EBITDA to revenues margin of 35.1%.

This positive performance confirms the group’s improved productivity, primarily focused on the optimization of raw materials and its cost and in the greater flexibility of manufacturing processes in the Bioscience division. The aim is to maximize the utilization of each liter of plasma and its profitability as a result. This will enable balanced market share growth of each plasma protein, ensuring industrial efficiency. In addition, the new sales mix by division, and the greater weight of the Diagnostic division have been positive developments during the quarter, and their effects will continue during the rest of the year. The policy of containing operating costs related to central services continues.

(In thousands of euros)	1Q 2014	% Sales	1Q 2013	% Sales	% Var	% var CC
NET REVENUES	797,998	100.0%	683,698	100,0%	16.7%	20.2%
BIOSCIENCE DIVISION	600,957	75.3%	604,786	88.5%	-0.6%	2.4%
HOSPITAL DIVISION	24,262	3.0%	27,155	4.0%	-10.7%	-7.3%
DIAGNOSTIC DIVISION*	146,550	18.4%	32,559	4.8%	350.1%	361.7%
SUBTOTAL	771,769	96.7%	664,500	97.3%	16.1%	19.6%
RAW MATERIALS & OTHERS	26,229	3.3%	19,198	2.7%	36.6%	39.5%
EBITDA	270,218	33.9%	218,435	31.9%	23.7%
ADJUSTED EBITDA**	279,863	35.1%	230,069	33.7%	21.6%
GROUP PROFIT	120,973	15.2%	91,002	13.3%	32.9%
ADJUSTED GROUP PROFIT***	147,036	18.4%	115,664	16.9%	27.1%

*Excludes 3.6 million euros of intersegment sales

**Adjusted EBITDA excludes non-recurring costs and associated with recent acquisitions

***Adjusted Net Profit excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing, and amortization of intangible assets related to acquisitions.

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•                  Net profit rises by 32.9% to 121.0 million euros

Grifols’ net profit rose by 32.9% to 121.0 million euros, a figure that represents 15.2% of the group’s revenues, compared to 13.3% for the same period of 2013. Net adjusted profit, which excludes non recurrent costs and associated with recent acquisitions, amortization of the deferred financial costs associated with the refinancing and the amortization of intangible assets related to the acquisitions, was 147.0 million euros.

During the quarter, the company maintained its financial results that included the financial cost of the 1,500 million dollar bridge loan to finance the acquisition of the transfusion diagnostic unit of Novartis. The financial result was 66.9 million euros, including the amortization of the deferred costs and those related to the cancelation of bonds and debt as part of the group’s refinancing process. This process, completed in March, has enabled Grifols to reduce its funding costs and extend its maturity profile, improvements that will have an impact in the coming quarters.

BALANCE SHEET

•                  March 2014: Key balance sheet indicators

Total consolidated assets at March 2014 were 7,192.4 million euros, a significant increase compared to the figure of 5,841.0 million euros reported in December 2013. The differences primarily reflect the acquisition of the assets of the Novartis’ transfusion diagnostic unit.

In particular, there has been a net increase in tangible fixed assets of more than 100 million euros, that include a plant in Emeryville (California, United States) acquired to Novartis. Intangible fixed assets have also increased as a result of an estimated 930.2 million euro of goodwill following the acquisition. This amount is still provisional, although no significant reallocation of the goodwill valuation between different asset classes is expected.

During the first three months of 2014, the group’s cash position stood at 684.6 million euros. Operating cash flow generation remains strong with the group generating 124.9 million euros, compared to 92.4 million euros obtained during the same period of 2013.

•                  Net financial debt increases, but average cost falls by more than 200 bps to below 3.5%

Grifols’ net financial debt at the end of the first quarter of 2014 stood at 3,180.3 million euros, including an additional 1,500 million dollars corresponding to the acquisition of Novartis’ transfusion diagnostic unit. This represents a leverage ratio of 2.83 times to adjusted EBITDA(1), higher than the ratio of 2.28 reported in December 2013.

Strong cash generation and debt reduction have enabled the company to successfully refinance its entire debt for a value of 5,500 million dollars (4,075 million euros).

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Following the completion of this process in March 2014, the average cost of Grifols’ debt has fallen by over 200 bps to below 3.5%, and the average maturity term has been extended to 7 years. Both factors will enable the company to stabilize its financial costs despite an increase in absolute debt levels.

Debt reduction remains a priority for the company, whose high and sustainable levels of operating activity and cash generation mean that it is able to meet this objective. Moody’s and Standard & Poor’s have maintained Grifols’ corporate rating at levels prior to the acquisition.

Financial structure of Grifols and new conditions following refinancing:

	AMOUNT	NEW
STRUCTURE	(Millions of dollars)	CONDITIONS
TOTAL SENIOR SECURED DEBT	4,500
Term Loan A (TLA) - Long-term syndicated loan with financial institutions	700	Interest rate: LIBOR + 250 Expiry: 2020
Term Loan B (TLB) - Long-term syndicated loan with qualified investors	3,800	Interest rate: LIBOR + 300 Expiry: 2021
SENIOR UNSECURED NOTES	1,000	Annual interest: 5.25% Expiry: 2022
TOTAL DEBT	5,500

INVESTMENTS

•                  Capital expenditure (CAPEX)

During the first three months of the year, Grifols has invested 45.7 million euros of cash in expanding and improving its manufacturing facilities, and in maintaining the facilities of its investees. In addition, the company plans to allocate approximately 600 million euros to capital expenditure between 2014 and 2016. This amount includes additional resources designed to strengthen the Diagnostic division following the recent acquisition of Novartis’ transfusion diagnostic unit.

Among the milestones of the first quarter of 2014 it can be highlighted the opening of the plasma fractionation plant at Parets del Vallès (Barcelona, Spain), a development that doubles Grifols’ plasma fractionation capacity in Spain, to 4.2 million liters/year. The company has invested over 20 million euros in this project, which will gradually generate almost 100 jobs, including both direct and indirect employment. Capital investments in investees include the project that brings all of Araclon Biotech’s research activity, an R&D company specializing in immunotherapy and diagnosis of Alzheimer’s, under a single roof at its corporate headquarters in Zaragoza (Spain). Grifols is the majority shareholder in Araclon, with 61% of its equity.

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•                  Acquisitions: completion of the purchase of Novartis Diagnostic Unit

The acquisition of the transfusion diagnostic and immunology unit from Swiss company Novartis was completed on January 9, 2014 for a total of 1,653 million dollars (1,215 million euros). The operation was implemented through a newly created 100% Grifols-owned subsidiary. The operation is part of Grifols’ growth strategy of complementing and growing its range of diagnostic products and services.

•                  R&D: In-House and through investees

Grifols’ continuing commitment to research is based on financial solvency and liquidity. From January to March 2014, Grifols allocated a total of 37.9 million euros to R&D, an increase of 29.3% compared to the same period of 2013, representing 4.7% of revenues. Priority objectives or the company during 2014 include the acceleration of research projects exploring new uses for albumin, and further therapeutic applications of this and other plasma proteins.

Grifols also promotes research activity through additional investment in R&D in its investees. An example of this is the start of phase 1 of the clinical trial of the vaccine against Alzheimer’s disease that Grifols develops through Araclon. Grifols also supports and promotes other initiatives that are aligned with or complementary to its own activity areas, where these contribute to scientific progress and social well-being. An example is the Fundació ACE’s new center for the treatment and research of Alzheimer’s disease: the “Barcelona Alzheimer Treatment & Research Center”.

ANALYSIS BY DIVISION

•                  Bioscience Division: 75.3% of revenues

Grifols’ Bioscience division accounts for 75.3% of its business. Sales to March 2014 rose by 2.4% (cc) to 601.0 million euros. Sales volumes of IVIG and alpha-1 antitrypsin performed strongly.

One of the company’s objectives is to promote the diagnosis of alpha-1-antitrypsin deficiency (AATD), a rare disease whose symptoms overlap with chronic obstructive pulmonary disease (COPD) which, if not treated, can lead to pulmonary emphysema. Grifols has developed a unique, innovative system, AlphaKit® QuickScreen, that takes only a few minutes and some drops of blood to detect whether an individual is a carrier of the Z mutation, responsible for over 95% of severe cases of this disease. It will be released for distribution in several EU countries in the near future as it obtained the CE marking after the end of the quarter.

Among the milestones of the first quarter of 2014 it can be highlighted the Grifols’ compromise to World Hemophilia Federation, to which Grifols will donate up to 60 million units of clotting factors to the World Federation of Hemophilia in the next three years. This major donation will ensure an average of 40,000 doses until 2017 to treat approximately 10,000 patients in developing countries in which access to these treatments is non-existent or insufficient.

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•                  Diagnostic Division: 18.4% of revenues

One of the more relevant events of the Diagnostic division has been the agreement to supply NAT Technology to Japanese Red Cross. Procleix® Panther® System will be use to analyze 5.3 million Japanese blood donations. The contract, which will run for 7 years, is worth 375 million dollars (274 million euros) at current exchange rate in products and services for Grifols.

The launch of the next generation of the BLOODchip® product range in Barcelona, represents a further improvement to the company’s transfusion medicine offering, and will contribute to Grifols’ ambition of leading the expansion of the blood genotyping segment It is also important the FDA approval of the Erytra® analyzer that has become the first high- processing capacity instrument available on the US market for the performance of transfusional compatibility tests. The launch of Erytra® in the United States is scheduled for July.

•                  Hospital Division: 3.0% of income

The Hospital division generates most of its sales in Spain and therefore continues to be the division most directly affected by the measures to rationalize healthcare spending implemented by the Spanish government. Income has maintained its downward trend to 24.3 million euros, although the division has continued to internationalize its activity base.

Significant developments have included two hospital logistics projects in Chile, the pharmacy service automation in one of Argentina’s most important private clinic in Buenos Aires, and the installation of Misterium®-Modular Clean Rooms for the preparation of intravenous solutions under sterile conditions in several centers in the United States.

About Grifols

Grifols is a global healthcare company with a 70-year legacy of improving people’s health and well being through the development of life-saving plasma medicines, diagnostics systems, and hospital pharmacy products.

The company is present in more than 100 countries worldwide and is headquartered in Barcelona, Spain. Grifols is a leader in plasma collection with a network of 150 plasma donor centers in the U.S., and a leading producer of plasma-derived biological medicines. The company also provides a comprehensive range of transfusion medicine, hemostasis, and immunoassay solutions for clinical laboratories, blood banks and transfusion centers, and is a recognized leader in transfusion medicine.

In 2013, sales exceeded 2,740 million euros with a headcount of 13,200 employees. Grifols demonstrates its commitment to advancing healthcare by allocating a significant portion of its annual income to R&D.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Its non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information visit www.grifols.com

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DISCLAIMER

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

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FIRST QUARTER 2014 REPORT

2 FIRST QUARTER 2014 REPORT The facts and figures contained in this report which do not refer to historical data are “projections and forwardlooking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations. DISCLAIMER THIS IS A TRANSLATION OF A SPANISH LANGUAGE ANNOUNCEMENT FILED WITH THE CNMV. IN CASE OF DISCREPANCIES, THE SPANISH VERSION WILL PREVAIL.

3 FIRST QUARTER 2014 REPORT NET PROFIT FOR THE GROUP 121.0 MILLION EUROS +32.9% GROWTH 15.2% PROFIT TO REVENUES RATIO ADJUSTED EBITDA1 279.9 MILLION EUROS +21.6% GROWTH 35.1% OF REVENUES BUSINESS REVENUE 798.0 MILLION EUROS +16.7% GROWTH APPROXIMATELY 93% OF SALES IN NON-DOMESTIC MARKETS NET PROFIT GROWS 32.9% DURING THE FIRST QUARTER, PROFITABILITY IMPROVES AND BUSINESS DIVERSIFICATION GROWS Grifols has maintained its leadership as a global company specializing in plasma-derived medicines and, following the purchase of Novartis’ transfusion diagnostic unit in January; it has also consolidated its position as a leader in transfusion medicine. The aim of strengthening the Diagnostic division is to build a more global and more diverse company. One that is more efficient and more productive, with greater potential for growth. In this context, a key management focus throughout the quarter has been the integration of this new business unit into the diagnostic area, although the main concern has been the completion of the refinancing process, reducing the average cost of debt by more than 200 basis points (bps), to below 3.5%. FIRST QUARTER TO MARCH 2014 1 Excludes non-recurring costs and associated with recent acquisitions. 2 Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing, and amortization of intangible assets related to acquisitions.

4 FIRST QUARTER 2014 REPORT 1. PROFIT AND LOSS ACCOUNT: MAIN INDICATORS DURING THE FIRST QUARTER OF 2014 SALES PERFORMANCE Revenues of approximately 800 million euros to March 2014, and changes in relative weight of divisions Grifols’ revenues rose by 16.7% during the first quarter of the year to 798.0 million euros, including Novartis’ transfusion diagnostic business, acquired in January 2014. At constant exchange rate (cc), income rose by 20.2%, with the geographical diversification of sales helping to mitigate exchange rate effects. The results to March reflect the anticipated changes to the relative weight of each division as a share of total group income, as a result of the integration of the transfusion diagnostic unit acquired. The sales of the Bioscience division totaled 601.0 million euros, 75.3% of Grifols’ revenue. Sales volumes of IVIG and alpha-1 antitrypsin, two of the company’s main plasma proteins, performed strongly in a context of price stability. The Hospital division recorded sales of 24.3 million euros, a figure that represents 3.0% of revenues. During the quarter, the division continued to internationalize, with Hospital Logistics projects in Chile and Argentina, and Intravenous Therapy projects in the United States. However, sales continued to be heavily concentrated in Spain, and the restrictions on hospital expenditure have therefore had a significant impact on sales, which fell by 7.3% (cc). The Diagnostic division increased its share of revenues to 18.4%, as forecast. The sales of this business area were 146.5 million euros (excluding 3.6 million euros of intersegment sales). The company has become a global leader in transfusion medicine, manufacturing both instruments and reagents for immunohematology and hemostasis. Successes have included the implementation of immunohematology analyzers (Wadiana® and Erytra®) and the increase in unit sales of blood typing cards (DG-Gel®) in countries such as France, United Kingdom, Russia, Qatar and Saudi Arabia. Another key achievement during the quarter was the contract to supply the Japanese Red Cross with NAT technology (Procleix® Panther® System) to analyze blood donations in Japan. Grifols’ non-recurring sales, included within the Raw Materials & Others division, rose to 26.2 million euros, representing 3.3% of sales. These include, among others, all royalties (Bioscience and Diagnostic), income from manufacturing agreements with Kedrion, and third-party engineering projects performed by Grifols Engineering. HIGHLIGHTS OF THE QUARTER 1. Significant improvements in margins and profits 2. Sales rose by 20.2% at constant exchange rate (cc) to approximately 800 million euros to March 2014 3. EBITDA margin rises by 200 bps to 33.9% of revenues 4. Net profit rises by 32.9% to 15.2% of revenues 5. The acquisition and integration of Novartis’ transfusion diagnostic business changes the relative weight of the divisions: Bioscience 75.3%, Diagnostic 18.4% and Hospital 3.0% 6. Completion of refinancing process brings average cost of debt to below 3.5%, a reduction of over 200 bps 7. Financial debt increases due to the acquisition of the new unit, debt ratio stands at 2.83 8. 684.6 million euros cash balance after investments, debt payments and interest

5 FIRST QUARTER 2014 REPORT SALES BY DIVISION IN THOUSANDS OF EUROS 1Q 2014 % VENTAS 1Q 2013 % SALES % VAR. % VAR. CC* BIOSCIENCE 600,957 75.3% 604,786 88.5% -0.6% 2.4% HOSPITAL 24,262 3.0% 27,155 4.0% -10.7% -7.3% DIAGNOSTIC ** 146,550 18.4% 32,559 4.8% 350.1% 361.7% SUBTOTAL 771,769 96.7% 664,500 97.3% 16.1% 19.6% RAW MATERIALS AND OTHERS 26,229 3.3% 19,198 2.7% 36.6% 39.5% TOTAL 797,998 100.0% 683,698 100.0% 16.7% 20.2% Approximately 93% of income generated in international markets Grifols continues to drive sales in international markets. The purchase of Novartis’ transfusion diagnostic unit, completed on January 2014 has helped to drive sales of the Diagnostic division in the United States. These sales have not been allocated to a specific region as work is still being done towards an accurate classification. Excluding sales generated by this new business unit, income in the United States and Canada continued to rise. Sales rose by 6.4% (cc) in comparable terms, to 419.7 million euros, although the new conditions of some contracts in Canada continue to impact the results. In the European Union, sales decrease slowed to 2.8% (cc), with sales revenue standing at 139.2 million euros. Sales of plasma proteins performed strongly in the Iberian Peninsula (Spain and Portugal), while sales of products and services related to the Diagnostic and Hospital divisions decelerated. Since January 2014 revenues included in “Others” (Raw Materials & Others) are not split by geography. 2013 numbers have been amended for comparison purposes. ROW (Rest of World) sales fell by 6.1% (cc) as a result of the timing of tenders and conclusion of some contracts. Demand for plasma proteins such as albumin continued to rise in regions such as Latin America. The strategy of achieving long term growth through international markets continued during the first quarter of 2014, with the start of activities in new regions such as the Middle East. In this regard, it is worth noting that Grifols attended the Arab Health Congress in Dubai for the first time. The importance of this event derives both from the potential of the United Arab Emirates market, and the fact SALES BY REGION IN THOUSANDS OF EUROS 1Q 2014 % VENTAS 1Q 2013 % SALES % VAR. % VAR. CC* EU 139,161 17.4% 143,380 21.0% -2.9% -2.8% US+CANADA 419,769 52.6% 406,359 59.4% 3.3% 6.4% R.O.W. 99,512 12.5% 114,761 16.8% -13.3% -6.1% SUBTOTAL 658,442 82.5% 664,500 97.2% -0.9% 2.2% RAW MATERIALS AND OTHERS 26,229 3.3% 19,198 2.8% 36.6% 39.5% DIAGNOSTIC SOLUTIONS *** 113,327 14.2% - - - - TOTAL 797,998 100.0% 683,698 100.0% 16.7% 20.2% * Constant currency (CC) excludes the impact of exchange rate movements. ** Excluding 3.6 million euros of intersegment sales. *** Sales from the transfusion diagnostic unit acquired from Novartis not allocated to a geographical area.

6 FIRST QUARTER 2014 REPORT that it is at the center of a large zone of influence. In the six countries that form the Gulf Cooperation Council alone (Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates) there are 15 hospital projects in progress. MARGINS AND PROFITS Excellent evolution of the EBITDA margin: 200 bps increase to 33.9% of revenues Grifols operating margins have continued to improve. The EBITDA margin rose by 200 bps to 33.9% of revenues, compared to 31.9% for the same period of 2013. In absolute terms, EBITDA was 270.2 million euros, with growth of 23.7%. Grifols’ adjusted EBITDA1 rose by 21.6% to 279.9 million euros, representing an EBITDA to revenues margin of 35.1%. This positive performance confirms the group’s improved productivity, primarily focused on the optimization of raw materials and its cost and in the greater flexibility of manufacturing processes in the Bioscience division. The aim is to maximize the utilization of each liter of plasma, and profitability as a result. This will enable balanced market share growth of each plasma protein, ensuring industrial efficiency. In addition, the new sales mix by division, and the greater weight of the Diagnostic division have been positive developments during the quarter, and their effects will continue during the rest of the year. The policy of containing operating costs related to central services continues. Net profit rises by 32.9% to 121.0 million euros Grifols’ net profit rose by 32.9% to 121.0 million euros, a figure that represents 15.2% of the group’s revenues, compared to 13.3% for the same period of 2013.Net adjusted profit2, which excludes non recurrent costs and associated with recent acquisitions, amortization of the deferred financial costs associated with the refinancing and the amortization of intangible assets related to the acquisitions, was 147.0 million euros. During the quarter, the company maintained its financial results that included the financial cost of the 1,500 million dollar bridge loan to finance the acquisition of the transfusion diagnostic unit of Novartis. The financial result was 66.9 million euros, including the amortization of the deferred costs and those related to the cancelation of bonds and debt as part of the group’s refinancing process. This process, completed in March, has enabled Grifols to reduce its funding costs and extend its maturity profile, improvements that will have an impact in the coming quarters. The decrease of effective tax rate is mainly due to a change of country mix of profits. RESULTS FOR THE FIRST QUARTER OF 2014 IN MILLIONS OF EUROS 1Q 2014 1Q 2013 % VAR. NET REVENUES (NR) 798.0 683.7 16.7% EBITDA 270.2 218.4 23.7% % NR 33.9% 31.9% ADJUSTED1 EBITDA 279.9 230.1 21.6% % NR 35.1% 33.7% GROUP PROFIT 121.0 91.0 32.9% % NR 15.2% 13.3% ADJUSTED2 GROUP PROFIT 147.0 115.7 27.1% % NR 18.4% 16.9%

7 FIRST QUARTER 2014 REPORT 2. BALANCE SHEET: KEY INDICATORS AS OF MARCH 2014 Total consolidated assets at March 2014 were 7,192.4 million euros, a significant increase compared to the figure of 5,841.0 million euros reported in December 2013. The differences primarily reflect the acquisition of the assets of the Novartis’ transfusion diagnostic unit. In particular, there has been a net increase in tangible fixed assets of more than 100 million euros, that include a plant in Emeryville (California, United States) acquired to Novartis. Intangible fixed assets have also increased as a result of an estimated 930.2 million euros of goodwill following the acquisition. This amount is still provisional, although no significant reallocation of the goodwill valuation between different asset classes is expected. During the first three months of 2014, the group’s cash position stood at 684.6 million euros. Operating cash flow generation remains strong with the group generating 124.9 million euros, compared to 92.4 million euros obtained during the same period of 2013. Changes to working capital are related to business growth and the incorporation of the new business unit. NET FINANCIAL DEBT INCREASES, BUT AVERAGE COST FALLS BY MORE THAN 200 BPS TO BELOW 3.5% Grifols’ net financial debt at the end of the first quarter of 2014 stood at 3,180.3 million euros, including an additional 1,500 million dollars corresponding to the acquisition of Novartis’ transfusion diagnostic unit. This represents a leverage ratio of 2.83 times to adjusted EBITDA1, higher than the ratio of 2.28 reported in December 2013. Strong cash generation and debt reduction have enabled the company to successfully refinance its entire debt for a value of 5,500 million dollars (4,075 million euros). FINANCIAL STRUCTURE OF GRIFOLS AND NEW CONDITIONS FOLLOWING REFINANCING: STRUCTURE AMOUNT (MILLIONS OF DOLLARS) NEW CONDITIONS TOTAL SENIOR SECURED DEBT 4,500 TERM LOAN A (TLA) LONG-TERM SYNDICATED LOAN WITH FINANCIAL INSTITUTIONS 700 INTEREST RATE: LIBOR + 250 EXPIRY: 2020 TERM LOAN B (TLB) LONG-TERM SYNDICATED LOAN WITH QUALIFIED INVESTORS 3,800 INTEREST RATE: LIBOR + 300 EXPIRY: 2021 SENIOR UNSECURED NOTES 1,000 ANNUAL INTEREST: 5.25% EXPIRY: 2022 TOTAL DEBT 5,500 Following the completion of this process in March 2014, the average cost of Grifols’ debt has fallen by over 200 bps to below 3.5%, and the average maturity term has been extended to 7 years. Both factors will enable the company to stabilize its financial costs despite an increase in absolute debt levels. Debt reduction remains a priority for the company, whose high and sustainable levels of operating activity and cash generation mean that it is able to meet this objective. Moody’s and Standard & Poor’s have maintained Grifols’ corporate rating at levels prior to the acquisition.

8 FIRST QUARTER 2014 REPORT NET EQUITY The net equity of Grifols to March 2014 rose to 2,224.4 million euros, primarily as a result of profits earned during the period, as there were no significant changes compared to December 2013. At March 2014, Grifols’ share capital stood at 119.6 million euros, represented by 213,064,899 ordinary shares (Class A) with a nominal value of 0.50 euros per share, and 130,712,555 non-voting shares (Class B) each with a nominal value of 0.10 euros. 3. INVESTMENT AREAS: CAPEX, ACQUISITIONS, R&D The first quarter of 2014 was characterized by solid results, positive cash flow figures, and the optimization and control of financial resources, all of which have provide the company with the resources required for its planned investments and for new investments in the future. CAPITAL EXPENDITURE (CAPEX) During the first three months of the year, Grifols has invested 45.7 million euros of cash in expanding and improving its manufacturing facilities, and in maintaining the facilities of its investees. In addition, the company plans to allocate approximately 600 million euros to capital expenditure between 2014 and 2016. This amount includes additional resources designed to strengthen the Diagnostic division following the recent acquisition of Novartis’ transfusion diagnostic unit. New plasma fractionation plant opened in Spain The first quarter of 2014 saw the opening of the new plasma fractionation plant at Parets del Vallès (Barcelona, Spain), a development that doubles Grifols’ plasma fractionation capacity in Spain, to 4.2 million liters/year. The company has invested over 20 million euros in this project, which will gradually generate almost 100 jobs, including both direct and indirect employment. The new plant occupies 4,500 m2, and includes 20 high-tech reactors and a high level of automation. The plant already holds a European Medicines Agency (EMA) license and expects to obtain authorization from the US Food & Drug Administration (FDA) before the end of the year. Grifols has two other fractionation plants in the United States, with a combined fractionation capacity of over 5 million liters/year. Future plans provide for this to rise to over 12 million liters by 2016, following approval of the new plasma fractionation plant in Clayton (North Carolina, United States). Opening of new headquarters of Araclon Biotech Major capital expenditure (CAPEX) in companies in which Grifols has a majority holding include the project that brings all of Araclon Biotech’s research activity under a single roof at its corporate headquarters in Zaragoza (Spain). Araclon is an R&D company specializing in immunotherapy and diagnosis of Alzheimer’s and other degenerative diseases, and its research projects are part of Grifols’ global Alzheimer’s research strategy focusing on three key fields: early diagnosis, prevention through the development of a vaccine, and new treatments to slow down the disease’s progress. The new facilities occupy a 1,500 m2 site, housing a laboratory that is one of the most advanced in Europe, equipped with the very latest technology and employing almost thirty members of staff, 80% of whom are researchers. Grifols is the majority shareholder in Araclon, with 61% of its equity.

9 FIRST QUARTER 2014 REPORT Acquisitions: completion of the purchase of Novartis diagnostic unit The acquisition of the transfusion diagnostic and immunology unit from Swiss company Novartis was completed on January 9, 2014 for a total of 1,653 million dollars (1,215 million euros). The operation was implemented through a newly created 100% Grifols-owned subsidiary. The operation is part of Grifols’ growth strategy of complementing and growing its range of diagnostic products and services. Grifols has expanded its portfolio by including Novartis’ diagnostic and transfusion medicine products, including its NAT technology (Nucleic Acid Amplification Techniques), test analysis instrumentation and equipment, specific software and reagents. The assets acquired include patents, brands, licenses and royalties, together with the production plant at Emeryville (California, United States) and commercial offices in the United States, Switzerland and Hong Kong (for the Asia-Pacific region) among others. The move has also added approximately 550 members of staff to Grifols’ workforce, with the incorporation of Novartis’ employees. R&D: in-house and through investees Grifols’ continuing commitment to research is based on financial solvency and liquidity. From January to March 2014, Grifols allocated a total of 37.9 million euros to R&D, an increase of 29.3% compared to the same period of 2013, representing 4.7% of revenues. Priority objectives for the company during 2014 include the acceleration of research projects exploring new uses for albumin, and further therapeutic applications of this and other plasma proteins. Grifols also promotes research activity through additional investment in R&D in its investees. An example of this is the start of phase 1 of the clinical trial of the vaccine against Alzheimer’s disease that Grifols is developing through Araclon. This phase, which started in January 2014 with 24 participants and will evaluate tolerability and safety in humans but not effectiveness, is a significant milestone for the project. Grifols also supports and promotes other initiatives that are aligned with or complementary to its own activity areas, where these contribute to scientific progress and social well-being. An example is the Fundació ACE’s new center for the treatment and research of Alzheimer’s disease: the Barcelona Alzheimer Treatment & Research Center. Grifols’ partnership with Fundació ACE reflects the company’s interest in promoting research into Alzheimer’s disease. The center will be an independent body that facilitates the diagnosis and treatment of Alzheimer’s and other neurodegenerative diseases, and promotes biomedical research into these conditions. The first research project it is hosting is Grifols’ AMBAR study (Alzheimer Management by Albumin Replacement). As an independent center, its facilities are also open to other research groups. The center has been designed in accordance with the Fundació ACE’s guidelines for excellence, which satisfy the requirements of the National Alzheimer’s Project in the United States.

10 FIRST QUARTER 2014 REPORT 4. ANALYSIS BY DIVISION The acquisition of Novartis’ transfusion diagnostic unit in January 2014 has changed the relative weight of the different business divisions of Grifols, and confirms the company’s leadership in transfusion medicine. BIOSCIENCE DIVISION: 75.3 % OF REVENUES Sales volumes of IVIG and alpha 1-antitrypsin on the rise Grifols’ Bioscience division accounts for 75.3% of its business. Sales to March 2014 rose by 2.4% (cc) to 601.0 million euros. Sales volumes of IVIG and alpha-1 antitrypsin performed strongly. Grifols promotes diagnosis of alpha-1 antitrypsin deficiency, an underdiagnosed disease with symptoms similar to COPD One of the company’s objectives is to promote the diagnosis of alpha-1-antitrypsin deficiency (AATD), a rare disease whose most frequent symptoms in adults overlap with chronic obstructive pulmonary disease (COPD) and which, if not treated, can lead to pulmonary emphysema. Grifols has developed a unique, innovative system, AlphaKit® QuickScreen, that takes only a few minutes and some drops of blood to detect whether an individual is a carrier of the Z mutation, responsible for over 95% of severe cases of this disease. It will be released for distribution in several EU countries in the near future as it obtained the CE marking after the end of the quarter, and it is expected to go on sale in the United States after. Grifols will donate up to 60 million units of clotting factors to the world federation of hemophilia in three years Grifols will donate up to 20 million units of clotting factors to the World Federation of Hemophilia in the next three years. This major donation, announced to mark World Hemophilia Day, will ensure an average of 40,000 doses until 2017 to treat approximately 10,000 patients in developing countries in which access to these treatments is non-existent or insufficient. DIAGNOSTIC DIVISION: 18.4% OF REVENUES Grifols to supply NAT technology to the Japanese Red Cross to analyze blood donations in Japan Procleix® Panther® System is the cutting edge automated system that the Japanese Red Cross will use to analyze 5.3 million blood donations per year, and to screen them for HIV and hepatitis viruses with nucleic acid amplification test (NAT) techniques before the blood can be used for transfusions or other medical uses. The contract, which will run for 7 years, is worth 375 million dollars (274 million euros) at current exchange rate in products and services for Grifols. Launch of next generation BLOODchip® products Grifols has presented the next generation of its BLOODchip® product range in Barcelona. This represents a further improvement to the company’s transfusion medicine offering, and will contribute to Grifols’ ambition of leading the expansion of the blood genotyping segment. BLOODchip® technology means that patients’ and donors’ blood groups can be determined through DNA analysis, while the latest innovations improve and simplify the analysis procedure, delivering simpler, faster results. It also incorporates the identification of key blood groups, primarily in patients suffering from anemia.

11 FIRST QUARTER 2014 REPORT HOSPITAL DIVISION: 3.0% OF INCOME Further internationalization to offset restrictions on healthcare spending in Spain The Hospital division generates most of its sales in Spain and therefore continues to be the division most directly affected by the measures to rationalize healthcare spending implemented by the Spanish government. Income has maintained its downward trend to 24.3 million euros, although the division has continued to internationalize its activity base. Significant developments have included two hospital logistics projects in Chile, consolidating the company’s position as one of the leading suppliers of products and services for hospital pharmacy in Latin America. The company has also automated the pharmacy service in one of Argentina’s most important private clinics in Buenos Aires (Argentina), with the installation of four Kardex® carousels, and has installed Misterium®-Modular Clean Rooms for the preparation of intravenous solutions under sterile conditions in several centers in the United States. Erytra® autoanalyzer obtains FDA approval Internationalization of the immunohematology area is one of the keys to the division’s growth. Significant developments this quarter include sales of Erytra® and Wadiana® analyzers and increased volumes of blood typing cards using DG-Gel® gel agglutination technology. Following approval from the FDA, Erytra® has become the first high-processing capacity instrument available on the US market for the performance of transfusional compatibility tests. The launch of Erytra® in the United States is scheduled for July.

12 FIRST QUARTER 2014 REPORT PROFIT AND LOSS ACCOUNT IN THOUSANDS OF EUROS 1Q 2014 1Q 2013 % VAR. NET REVENUE (NR) 797,998 683,698 16.7% COST OF SALES (377,283) (333,712) 13.1% GROSS PROFIT 420,715 349,986 20.2% % NR 52.7% 51.2% R&D (37,895) (29,308) 29.3% SGA (158,956) (133,274) 19.3% OPERATING EXPENSES (196,851) (162,582) 21.1% OPERATING RESULT 223,864 187,404 19.5% % NR 28.1% 27.4% FINANCIAL RESULT (66,914) (61,846) 8.2% SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES (1,580) (270) - X 155,370 125,288 24.0% % NR 19.5% 18.3% INCOME TAX EXPENSE (35,735) (35,741) 0.0% % OF PRE-TAX INCOME 23.0% 28.5% CONSOLIDATED PROFIT FOR THE YEAR 119,635 89,547 33.6% RESULTS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS (1,338) (1,455) -8.0% GROUP PROFIT 120,973 91,002 32.9% % NR 15.2% 13.3% EBITDA 270,218 218,435 23.7% % NR 33.9% 31.9% ADJUSTED EBITDA 1 279,863 230,069 21.6% % NR 35.1% 33.7%

13 FIRST QUARTER 2014 REPORT CASH FLOW IN THOUSANDS OF EUROS 1Q 2014 1Q 2013 GROUP PROFIT 120,973 91,002 DEPRECIATION AND AMORTIZATION 46,354 31,030 NET PROVISIONS (196) 1,193 OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL 21,035 40,613 CHANGES IN INVENTORIES (11,339) 18,838 CHANGES IN TRADE RECEIVABLES (116,479) (75,766) CHANGES IN TRADE PAYABLES 64,519 (14,532) CHANGE IN OPERATING WORKING CAPITAL (63,299) (71,460) NET CASH FLOW FROM OPERATING ACTIVITIES 124,867 92,378 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (1,211,316) (29,770) CAPEX (45,708) (30,549) R&D/OTHER INTANGIBLE ASSETS (4,614) (1,891) OTHER CASH INFLOW /(OUTFLOW) (1,442) 3,982 NET CASH FLOW FROM INVESTING ACTIVITIES (1,263,080) (58,228) FREE CASH FLOW (1,138,213) 34,150 ISSUE (PURCHASE) OF EQUITY 0 (83,286) ISSUE (REPAYMENT) OF DEBT 1,281,365 (30,433) OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES (167,124) 1,192 NET CASH FLOW FROM FINANCING ACTIVITIES 1,114,241 (112,527) TOTAL CASH FLOW (23,972) (78,377) CASH AND CASH EQUIVALENTS AT THE START OF THE YEAR 708,777 473,327 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS (208) 10,038 CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 684,597 404,988

14 FIRST QUARTER 2014 REPORT BALANCE SHEET IN THOUSANDS OF EUROS MARCH 2014 DECEMBER 2013 ASSETS NON-CURRENT ASSETS 4,775,754 3,701,376 GOODWILL AND OTHER INTANGIBLE 3,730,765 2,775,576 PROPERTY PLANT & EQUIPMENT 942,446 840,238 INVESTMENTS IN EQUITY ACCOUNTED INVESTEES 34,890 35,765 NON-CURRENT FINANCIAL ASSETS 15,159 15,196 OTHER NON-CURRENT ASSETS 52,494 34,601 CURRENT ASSETS 2,416,613 2,139,660 INVENTORIES 1,021,578 946,913 TRADE AND OTHER RECEIVABLES 689,852 465,581 OTHER CURRENT FINANCIAL ASSETS 493 1,200 OTHER CURRENT ASSETS 20,093 17,189 CASH AND CASH EQUIVALENTS 684,597 708,777 TOTAL ASSETS 7,192,367 5,841,036 EQUITY & LIABILITIES EQUITY 2,224,372 2,107,204 CAPITAL 119,604 119,604 SHARE PREMIUM RESERVE 910,728 910,728 RESERVES 1,228,905 883,415 TREASURY STOCK 0 INTERIM DIVIDENDS (68,755) (68,755) CURRENT YEAR EARNINGS 120,973 345,551 NON-CONTROLLING INTEREST 4,691 5,942 OTHER COMPREHENSIVE INCOME (91,774) (89,281) NON-CURRENT LIABILITIES 4,224,603 3,018,536 NON-CURRENT FINANCIAL LIABILITIES 3,742,759 2,553,211 OTHER NON-CURRENT LIABILITIES 481,844 465,325 CURRENT LIABILITIES 743,392 715,296 CURRENT FINANCIAL LIABILITIES 162,796 258,144 OTHER CURRENT LIABILITIES 580,596 457,152 TOTAL EQUITY AND LIABILITIES 7,192,367 5,841,036

15 FIRST QUARTER 2014 REPORT 122 121 120 119 118 117 116 115 114 113 112 111 110 109 108 107 106 105 104 103 102 101 100 99 98 97 (BASE 100, FROM JANUARY 1 TO MARCH 31 2014) JAN 2014 FEB MAR APR GRIFOLS B: 115.32 GRIFOLS: 114.41 IBEX : 104.27 GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B VS IBEX 35 1 Excludes non-recurring costs and associated with recent acquisitions. 2 Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing, and amortization of intangible assets related to acquisitions.

Grifols, S.A. and
Subsidiaries

Condensed Consolidated Interim
Financial Statements

31 March 2014

(Together with the Report of Independent
Registered Plublic Accounting Firm)

KPMG Auditores, S.L.
Torre Realia
Plaça d’Europa, 41
08908 L’Hospitalet de Llobregat
Barcelona

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Grifols. S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Grifols, S.A. and subsidiaries (the “Company”) as of March 31, 2014, and the related condensed consolidated statement of profit or loss, and condensed consolidated statements of comprehensive income, and condensed consolidated statements of changes in equity, and condensed consolidated statements of cash flows for each of the three-month periods ended March 31, 2014 and 2013. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persona responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with IAS 34. Interim Financial Reporting as issued by the International Accounting Standards Board.

KPMG Auditores, S.L.

Barcelona, Spain

April 30, 2014.

GRIFOLS, S.A. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements for the

three-month period ended 31 March 2014

CONTENTS

•          Condensed Consolidated Interim Financial Statements

•    Balance Sheet

•    Statement of Profit or Loss

•    Statement of Comprehensive Income

•    Statement of Changes in Equity

•    Statement of Cash Flows

•          Notes to Condensed Consolidated Interim Financial Statements

(1)    General Information

(2)    Basis of Presentation and Accounting Principles Applied

(3)    Changes in the composition of the Group

(4)    Financial Risk Management Policy

(5)    Segment Reporting

(6)    Goodwill

(7)    Other Intangible Assets and Property, Plant and Equipment

(8)    Trade and Other Receivables

(9)    Equity

(10)  Financial Liabilities

(11)  Expenses by Nature

(12)  Finance Result

(13)  Taxation

(14)  Discontinued Operations

(15)  Contingencies

(16)  Financial Instruments

(17)  Related Parties

(18)  Subsequent Events

I

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 31 March 2014  and 31 December 2013

Assets	31/03/14	31/12/13
	(unaudited)
	(expressed in thousands of euros)
Non-current assets
Goodwill (note 6)	2,748,241	1,829,141
Other intangible assets (note 7)	982,524	946,435
Property, plant and equipment (note 7)	942,446	840,238
Investments in equity accounted investees	34,890	35,765
Non-current financial assets	15,159	15,196
Deferred tax assets	52,494	34,601
Total non-current assets	4,775,754	3,701,376

Current assets
Inventories	1,021,578	946,913
Trade and other receivables
Trade receivables (note 8)	612,714	385,537
Other receivables (note 8)	46,361	36,511
Current tax assets	30,777	43,533
Trade and other receivables	689,852	465,581
Other current financial assets	493	1,200
Other current assets	20,093	17,189
Cash and cash equivalents	684,597	708,777

Total current assets	2,416,613	2,139,660

Total assets	7,192,367	5,841,036

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 31 March 2014  and 31 December 2013

Equity and liabilities	31/03/14	31/12/13
	(unaudited)
	(expressed in thousands of euros)
Equity
Share capital (note 9)	119,604	119,604
Share premium (note 9)	910,728	910,728
Reserves (note 9)	1,228,905	883,415
Treasury stock (note 9)	0	0
Interim dividend	(68,755)	(68,755)
Profit for the period / year attributable to the Parent	120,973	345,551
Total	2,311,455	2,190,543
Cash flow hedges	(23,012)	(25,791)
Translation differences	(68,762)	(63,490)
Other comprehensive income	(91,774)	(89,281)
Equity attributable to the Parent	2,219,681	2,101,262
Non-controlling interests	4,691	5,942

Total equity	2,224,372	2,107,204

Liabilities
Non-current liabilities
Grants	8,099	7,034
Provisions	4,585	4,202
Non-current financial liabilities (note 10)	3,742,759	2,553,211
Deferred tax liabilities	469,160	454,089
Total non-current liabilities	4,224,603	3,018,536

Current liabilities
Provisions	49,918	51,459
Current financial liabilities (note 10)	162,796	258,144
Group companies and associates	2,322	2,683
Trade and other payables
Suppliers	369,300	273,621
Other payables	46,404	42,388
Current income tax liabilities	40,023	2,934
Total trade and other payables	455,727	318,943
Other current liabilities	72,629	84,067
Total current liabilities	743,392	715,296

Total liabilities	4,967,995	3,733,832

Total equity and liabilities	7,192,367	5,841,036

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Profit or Loss

for each of the three-month periods ended 31 March 2014 and 2013

	Three-Months’ Ended
	31/03/14	31/03/13
	(unaudited)
	(expressed in thousands of euros)
Continuing Operations
Net revenue (note 5)	797,998	683,698
Cost of sales	(377,283)	(333,712)
Gross Profit	420,715	349,986
Research and Development	(37,895)	(29,308)
Sales, General and Administration expenses	(158,956)	(133,274)
Operating Expenses	(196,851)	(162,582)
Operating Results	223,864	187,404
Finance income	756	2,087
Finance expenses	(64,325)	(59,012)
Change in fair value of financial instruments	(4,819)	(32)
Exchange losses	1,474	(4,889)

Finance Result (note 12)	(66,914)	(61,846)
Share of profit / (losses) of equity accounted investees	(1,580)	(270)
Profit before tax	155,370	125,288
Income tax profit/(losses) (note 13)	(35,735)	(35,741)
Profit after income tax from continuing operations	119,635	89,547
Consolidated profit for the period	119,635	89,547
Profit attributable to equity holders of the Parent	120,973	91,002
Loss attributable to non-controlling interest	(1,338)	(1,455)

Basic earnings per share (Euros)	0.35	0.27
Diluted earnings per share (Euros)	0.35	0.27

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

for each of the three-month periods ended 31 March 2014 and 2013

	Three-Months’ Ended
	31/03/14	31/03/13
	(unaudited)
	(expressed in thousands of euros)

Consolidated profit for the period	119,635	89,547
Other comprehensive expenses

Items for reclassification to profit or loss
Foreign currency translation differences for foreign operations	(5,190)	51,335
Equity accounted investees	5	0
Cash flow hedges - effective part of changes in fair value	7,937	4,935
Cash flow hedges - amounts taken to profit and loss	(4,277)	(2,328)
Tax effect	(881)	(921)

Other comprehensive income for the period, after tax	(2,406)	53,021

Total comprehensive income and for the period	117,229	142,568

Total comprehensive income attributable to the Parent	118,480	143,842
Total comprehensive expense attributable to non-controlling interests	(1,251)	(1,274)

Total comprehensive income for the period	117,229	142,568

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

for each of the three-month periods ended 31 March 2014 and 2013

	Attributable to equity holders of the Parent
							Other comprehensive income
									Available-for	Equity
				Profit attributable					sale	attributable
	Share	Share		to	Interim	Treasury	Translation	Cash flow	financial	to	Non-controlling
	capital	premium	Reserves (*)	Parent	dividend	Stock	differences	hedges	assets	Parent	interests	Equity
	(expressed in thousands of euros)

Balances at 31 December 2012	117,882	890,355	620,144	256,686	0	(3,060)	27,797	(33,036)	0	1,876,768	3,973	1,880,741

Translation differences	—	—	—	—	—	—	51,154	—	—	51,154	181	51,335
Cash flow hedges	—	—	—	—	—	—	—	1,686	—	1,686	—	1,686

Other comprehensive income for the period	0	0	0	0	0	0	51,154	1,686	0	52,840	181	53,021

Profit/(loss) for the period	—	—	—	91,002	—	—	—	—	0	91,002	(1,455)	89,547

Total comprehensive income for the period	0	0	0	91,002	0	0	51,154	1,686	0	143,842	(1,274)	142,568

Net change in treasury stock	—	—	2,223	—	—	(85,849)	—	—	—	(83,626)	—	(83,626)
Capital Increase	1,633	—	(1,633)	—	—	—	—	—	—	0	—	0
Other changes	—	—	18,505	—	—	—	—	—	—	18,505	—	18,505

Distribution of 2012 profit
Reserves	—	—	256,686	(256,686)	—	—	—	—	—	0	—	0

Operations with equity holders or owners	1,633	0	275,781	(256,686)	0	(85,849)	0	0	0	(65,121)	0	(65,121)

Balances at 31 March 2013 (unaudited)	119,515	890,355	895,925	91,002	0	(88,909)	78,951	(31,350)	0	1,955,489	2,699	1,958,188

Balances at 31 December 2013	119,604	910,728	883,415	345,551	(68,755)	0	(63,490)	(25,791)	0	2,101,262	5,942	2,107,204

Translation differences	—	—	—	—	—	—	(5,272)	—	—	(5,272)	87	(5,185)
Cash flow hedges	—	—	—	—	—	—	—	2,779	—	2,779	—	2,779

Other comprehensive income for the period	0	0	0	0	0	0	(5,272)	2,779	0	(2,493)	87	(2,406)

Profit/(loss) for the period	—	—	—	120,973	—	—	—	—	—	120,973	(1,338)	119,635

Total comprehensive income for the period	0	0	0	120,973	0	0	(5,272)	2,779	0	118,480	(1,251)	117,229

Other changes	—	—	(61)	—	—	—	—	—	—	(61)	—	(61)

Distribution of 2013 profit
Reserves	—	—	345,551	(345,551)	—	—	—	—	—	0	—	0

Operations with equity holders or owners	0	0	345,490	(345,551)	0	0	0	0	0	(61)	0	(61)

Balances at 31 March 2014 (unaudited)	119,604	910,728	1,228,905	120,973	(68,755)	0	(68,762)	(23,012)	0	2,219,681	4,691	2,224,372

(*) Reserves include accumulated earnings and other reserves

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for each of the three-month periods ended 31 March 2014 and 2013

	31/03/14	31/03/13
	(unaudited)

	(expressed in thousands of euros)

Cash flows from operating activities
Profit before tax	155,370	125,288
Adjustments for:	114,371	99,681
Amortisation and depreciation	46,354	31,030
Other adjustments:	68,017	68,651
Losses on equity accounted investments	1,580	271
Exchange differences	0	4,889
Net provision changes	(196)	1,193
Loss / (profit) on disposal of fixed assets	(1,899)	2,716
Government grants taken to income	(172)	(193)
Finance expense / income	67,962	55,663
Other adjustments	742	4,112
Changes in capital and assets	(87,750)	(83,000)
Change in inventories	(11,339)	18,838
Change in trade and other receivables	(126,656)	(75,959)
Change in current financial assets and other current assets	(1,418)	(34)
Change in current trade and other payables	51,663	(25,845)
Other cash flows from operating activities	(57,124)	(49,591)
Interest paid	(69,774)	(55,515)
Interest received	717	1,573
Income tax received /(paid)	11,933	4,351

Net cash from operating activities	124,867	92,378

Cash flows from investing activities
Payments for investments	(1,263,466)	(64,151)
Group companies and business units (note 3)	(1,211,316)	(29,770)
Property, plant and equipment and intangible assets	(50,322)	(32,440)
Property, plant and equipment	(42,335)	(27,522)
Intangible assets	(7,987)	(4,918)
Other financial assets	(1,828)	(1,941)
Proceeds from the sale of property, plant and equipment	386	5,923

Net cash used in investing activities	(1,263,080)	(58,228)

Cash flows from financing activities

Proceeds from and payments for equity instruments	0	(83,286)
Acquisition of own shares	0	(118,367)
Disposal of own shares	0	35,081
Proceeds from and payments for financial liability instruments	1,281,365	(30,433)
Issue	5,132,872	1,162
Redemption and repayment	(3,851,507)	(31,595)
Other cash flows from financing activities	(167,124)	1,192
Costs of financial instruments issued	(169,874)	0
Other collections from financing activities	2,750	1,192
Net cash from / (used in) financing activities	1,114,241	(112,527)
Effect of exchange rate fluctuations on cash and cash equivalents	(208)	10,038
Net decrease in cash and cash equivalents	(24,180)	(68,339)
Cash and cash equivalents at beginning of the period	708,777	473,327
Cash and cash equivalents at end of period	684,597	404,988

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

(1)         General Information

Grifols, S.A (hereinafter, Grifols, the Company or the Parent Company) was founded in Spain on 22 June 1987 as a limited liability company for an indefinite period of time. Its registered and fiscal address is in Barcelona (Spain). The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. The Company’s principal activity consists of rendering administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao stock exchanges and on the Spanish electronic market. Class B shares began quotation on the NASDAQ (United States) and on the Automated Quotation System in Spain on 2 June 2011.

Grifols, S.A. is the parent company of a Group (hereinafter the Group) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main manufacturing facilities of the Spanish companies of the Group are located in Parets del Vallés (Barcelona) and Torres de Cotillas (Murcia), while those of the North American companies are located in Los Angeles (California, USA), and Clayton (North Carolina, USA) and Emerville (San Francisco, USA).

(2)         Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2013 prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB).

The Board of Directors of Grifols, S.A. authorised for issue these condensed consolidated interim financial statements at their meeting held on 25 April 2014.

The figures in these condensed consolidated interim financial statements are expressed in thousands of Euros.

The condensed consolidated interim financial statements of Grifols for the three-month period ended 31 March 2014 have been prepared based on the accounting records kept by Grifols and subsidiaries.

Accounting principles and basis of consolidation applied

The accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2013.

In addition, the following standards that entered into force in 2014 have, accordingly, been taken into account for the preparation of these condensed consolidated interim financial statements:

•                 IAS 32 Financial Instruments: Presentation: Amendments to Offsetting Financial Assets and Financial Liabilities. Effective for annual periods beginning on or after 1 January 2014.

•                 Amendments to IAS 36: Recoverable amount Disclosures for Non-Financial Assets. Effective for annual periods beginning on or after 1 January 2014.

•                 Amendment to IAS 39: Novation of derivatives and continuation of hedge accounting. Effective for annual periods beginning on or after 1 January 2014.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

•                 Investment Entities. Amendments to IFRS 10, IFRS 12 and IAS 27, Investment companies. Effective for annual periods beginning on or after 1 January 2014.

•                 IFRIC 21 Levies. Effective for annual periods beginning on or after 1 January 2014.

The application of these standards has not had a significant impact on the condensed consolidated interim financial statements.

The IASB also issued the following standards that are effective for reporting periods beginning after 1 April 2014:

•                 IAS 19 Employee Benefits. Defined benefit pension plans. Effective for annual periods beginning on or after 1 July 2014.

•                 Improvements to IFRS (2010-2012). Effective for annual periods beginning on or after 1 July 2014.

•                 Improvements to IFRS (2011-2013). Effective for annual periods beginning on or after 1 July 2014.

•                 IFRS14 Regulatory Deferral Accounts (issued on 30 January 2014). Effective for annual periods beginning on or after 1 January 2016.

•                 IFRS 9 Financial instruments and hedge accounting. Expected effective date on 2018.

The Group has not applied any of the standards or interpretations issued prior to their effective date.

The Company’s Directors do not expect that any of the above amendments will have a significant effect on the condensed consolidated interim financial statements.

Responsibility regarding information, estimates, hypotheses, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the three-month period ended 31 March 2014 is the responsibility of the Directors of the Company. The preparation of condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply accounting policies which have the most significant effect on the accounts recognised in these condensed consolidated interim financial statements.

•                       The assumptions used for calculation of the fair value of financial instruments, in particular, financial derivatives. Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy) (see note 16). The Senior Unsecured Notes and senior secured debt are valued at their quoted price in active markets (level 1 in the fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models.

•                       The assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed in the note 7 of the consolidated financial statements as at and for the year ended 31 December 2013 to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

•                       Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h) of the consolidated financial statements as at and for the year ended 31 December 2013. Although estimates are calculated by the Company’s management based on the best information available at reporting date, future events may require changes to these estimates in subsequent years. Given the variety and large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions applicable to any individual item or specific class of assets would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognised prospectively.

•                       Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and, in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis) (see note 16).

•                       Evaluation of the nature of leases (operating or finance). The Group analyses the conditions of the lease contracts at their inception in order to conclude if the risks and rewards have been transferred. If the lease contract is renewed or amended the Group conducts a new evaluation.

•                       Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to business combinations.

•                       Evaluation of the capitalisation of development costs. The key assumption is related to the estimation of sufficient future economic benefits of the projects.

•                       Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 15.

•                       Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Portugal and Spain. The key assumption is the estimation of the amounts expected to be collected from these public entities.

•                       Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognised to the extent that future taxable profits will be available against which the temporary differences can be utilised, based on management’s assumptions relating to the amount and timing of future taxable profits. Capitalisation of deferred tax assets relating to investments in Group companies depends on whether they will reverse in the foreseeable future (see note 13).

No changes have been made to prior year judgements relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks.

Grifols’ management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year.

The estimates, hypotheses and relevant judgments used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2013.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial for the three-month period ended 31 March 2014 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

(3)         Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial statements as at 31 December 2013 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

The main variances in the scope of consolidation during the interim period ended 31 March 2014 are detailed below:

Novartis’ Diagnostic unit

On 9 January 2014 the Group acquired the transfusion medicine and immunology Diagnostic unit of the Swiss company Novartis International AG for approximately US Dollars 1,653 million (Euros 1,215 million).

This transaction has been structured through a newly-created 100% Grifols-owned subsidiary, Grifols Diagnostics Solutions (previously G-C Diagnostics Corp.) (USA) and this transaction has been financed through a US Dollars 1,500 million bridge loan.

Grifols will expand its portfolio by including Novartis’ diagnostic products for transfusion medicine and immunology, including its highly innovative, market-leading NAT technology (Nucleic Acid Amplification Techniques), instrumentation and equipment for blood screening, specific software and reagents. The assets acquired include patents, brands and  licenses, together with the production plant at Emeryville (California, United States) and commercial offices in United States, Switzerland and Hong Kong (for the Asia-Pacific region) among others.

The Novartis’ Diagnostic business did not operate as a separate legal entity or segment, so the acquired business was structured as an asset deal, with the exception of the Hong Kong subsidiary, which was acquired via a share deal.

This strategic operation will strengthen Grifols’ Diagnostic division, particularly in the US, with a very strong and specialized commercial organisation. It will also diversify Grifols’ business by promoting an activity area that complements the Bioscience division. The diagnostic business being purchased from Novartis, focused on guaranteeing the safety of blood donations for transfusions or to be used in the production of plasma derivatives, complements and expands Grifols’ existing product range. Grifols will become a vertically integrated company able to provide solutions for blood and plasma donor centres, with the most complete product portfolio in the immunohaematology field, including reagents using gel technology, multicard and the new genotyping technologies from Progenika acquired in 2013.

Grifols’ workforce has increased by approximately 550 employees, after taking on the employees of Novartis.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

At the date of issue of these condensed consolidated interim financial statements the Group did not have all the necessary information to determine the definitive fair value of intangible assets, liabilities and contingent liabilities acquired in the business combination.

Details of the aggregate business combination cost, the provisional fair value of the net assets acquired and provisional goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below. The values shown in the table below should be considered provisional.

	Thousands of Euros	Thousands of US Dollars

Cost of the business combination	1,214,515	1,652,713

Total business combination cost	1,214,515	1,652,713

Fair value of net assets acquired	284,308	386,887

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 6)	930,207	1,265,826

Payment in cash	1,214,515	1,652,713

Cash and cash equivalents of the acquired company	(3,900)	(5,307)

Net cash outflow for the acquisition	1,210,615	1,647,406

Provisional goodwill generated in the acquisition is attributed to the synergies, workforce and other expected benefits from the business combination of the assets and activities of the Group.

The expenses incurred in this transaction in the three-month period ended 31 March 2014 amount to Euros 5 million (Euros 19 million for the fiscal year 2013).

Had the acquisition taken place at 1 January 2014, the Group’s revenue and consolidated profit for the three-month period ended 31 March 2014 would not have varied significantly. The revenue and operating profit between the acquisition date and 31 March 2014 amounts to Euros 133,873 thousand and Euros 36,360 thousand, respectively.

The amounts provisionally determined at the date of acquisition of assets, liabilities and contingent liabilities acquired are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

	Fair Value
	Thousands of Euros	Thousands of US Dollars

Intangibles (note 7)	50,955	69,340
Property, plant and equipment (note 7)	82,761	112,621
Inventories	63,853	86,891
Trade and other receivables	112,290	152,804
Other assets	6,207	8,447
Cash and cash equivalents	3,900	5,307

Total assets	319,966	435,410

Trade and other payables	30,868	42,005
Other current liabilities	4,790	6,518

Total liabilities and contingent liabilities	35,658	48,523

Total net assets acquired	284,308	386,887

Provisional fair values were determined using the following methods:

•                 Intangible assets: the fair value of intangible assets has been calculated based on “royalty relief method” based on existing royalty agreement.

•                 Property, plant and equipment: the provisional fair value of property, plant and equipment has been determined using the “cost approach”, whereby the value of an asset is measured at the cost of rebuilding or replacing that asset with other similar assets. These assets have been considered provisional pending completion of an independent valuation.

(4)         Financial Risk Management Policy

At 31 March 2014 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2013.

(5)         Segment Reporting

The distribution by business segments of the Group’s net revenues and consolidated income for the three-month period ended 31 March 2014 and 31 March 2013 is as follows:

	Net revenues (Thousands of Euros)
	Three-Months’ Ended	Three-Months’ Ended
Segments	31 March 2014	31 March 2013
Bioscience	600,958	604,786
Hospital	24,262	27,155
Diagnostic	150,159	32,559
Raw materials + Other	26,229	19,198
Intersegment	(3,610)	0
	797,998	683,698

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

	Profit/(Loss) (Thousands of Euros)
	Three-Months’ Ended	Three-Months’ Ended
Segments	31 March 2014	31 March 2013
Bioscience	243,833	238,223
Hospital	748	2,063
Diagnostic	39,322	832
Raw materials + Other	12,542	13,131
Intersegment	(1,731)	0
Total operational profit of reported segments	294,714	254,249
Unallocated expenses plus net financial result	(139,344)	(128,961)
Profit before income tax from continuing operations	155,370	125,288

Intersegment revenues and profits reflect revenues and profits between Diagnostic segment and Bioscience segment.

(6)         Goodwill

Details of and movements in goodwill during the three-month period ended 31 March 2014 are as follows:

		Thousands of Euros
		Balance at	Business	Translation	Balance at
Net value	Segment	31/12/2013	Combination	differences	31/03/2014

Grifols UK.Ltd. (UK)	Bioscience	8,242	—	55	8,297
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA. Inc. (USA)	Bioscience	110,281	—	24	110,305
Plasmacare. Inc. (USA)	Bioscience	37,268	—	8	37,276
Grifols Australia Pty Ltd. (Australia) /
Medion Diagnostics AG (Switzerland)	Diagnostic	9,385	—	239	9,624
Grifols Therapeutics, Inc. (USA)	Bioscience	1,611,331	—	352	1,611,683
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	40,516
Grifols Diagnostic (Novartis) (USA,
Switzerland and Hong Kong)	Diagnostic	—	930,207	(11,785)	918,422

		1,829,141	930,207	(11,107)	2,748,241
			(note 3)

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies are expected to arise on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes. For the remaining segments CGUs identified by management are tested for impairment. The following CGUs have been identified in the Diagnostic segment as a result of the business combinations carried out by the Group:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

•                  Australia-Medion

•                  Progenika

•                  Araclon

•                  Grifols Diagnostic (Novartis)

At 31 March 2014, on the basis of the profits to be generated, the Group considers that the goodwill of the CGUs assigned to the Bioscience or the Diagnostic segments has not been impaired.

(7)         Other Intangible Assets and Property, Plant and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the three-month period ended 31 March 2014 is as follows:

	Thousands of Euros
	Other intangible	Property, plant and
	assets	equipment	Total

Total Cost at 31/12/2013	1,167,673	1,240,399	2,408,072
Total depreciation and amortization at 31/12/2013	(221,214)	(395,614)	(616,828)
Impairment at 31/12/2013	(24)	(4,547)	(4,571)
Balance at 31/12/2013	946,435	840,238	1,786,673

Cost
Additions	7,987	42,995	50,982
Business combination (note 3)	50,955	89,365	140,320
Disposals	(2,608)	893	(1,715)
Transfers	2,501	(1,497)	1,004
Translation differences	(739)	(1,516)	(2,255)
Total Cost at 31/03/2014	1,225,769	1,370,639	2,596,408

Depreciation & amortization
Additions	(22,300)	(24,054)	(46,354)
Business Combination (note 3)	0	(5,749)	(5,749)
Disposals	106	3,120	3,226
Transfers	47	(1,051)	(1,004)
Translation differences	143	382	525

Total depreciation and amortization at 31/03/2014	(243,218)	(422,966)	(666,184)

Impairment
Additions	(3)	232	229
Business Combination (note 3)	0	(855)	(855)
Translation differences	0	(57)	(57)
Impairment at 31/03/2014	(27)	(5,227)	(5,254)

Balance at 31/03/2014	982,524	942,446	1,924,970

At 31 March 2014 there are no indications that these assets have been impaired beyond recognized impairment.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at the beginning and end of the period is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2013	Additions	differences	31/03/2014

Cost of currently marketed products - Gamunex	870,133	—	189	870,322
Cost of currently marketed products - Progenika	23,792	—	—	23,792

Accumulated amortisation of currently marketed products - Gamunex	(74,928)	(7,323)	54	(82,197)
Accumulated amortisation of currently marketed products - Progenika	(1,983)	(595)	—	(2,578)

Carrying amount of currently marketed products - Gamunex	817,014	(7,918)	243	809,339

Intangible assets recognised relate to currently marketed products acquired from Talecris and comprise the rights on the Gamunex product, its commercialisation and distribution licence, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, is subject to similar risks and have a similar regulatory approval process.

The estimated useful life of the currently marketed products is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex)  and is amortised on a straight-line basis.

At 31 March 2014 the residual useful life of currently marketed products from Talecris is 27 years and 2 months (28 years and 2 months at 31 March 2013).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortised on a straight-line basis.

At 31 March 2014 the residual useful life of currently marketed products from Progenika is 8 years and 11 months.

(8)         Trade and Other Receivables

At 31 March 2014, certain Spanish companies of the Grifols group had signed sales agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 36,711 thousand for the three-month period ended at 31 March 2014 (Euros 32,180 thousand for the three-month period ended 31 March 2013 and Euros 243,741 thousand at 31 December 2013).

The deferred collection equivalent to the amount pending to be received from a financial entity is presented in the balance sheet under “Other receivables” for an amount of Euros 2,164 thousand as at 31 March 2014 (Euros 6,463 thousand as at 31 December 2013) which does not differ significantly of their fair value and is also the amount of the maximum exposure to loss.

The finance cost of credit rights sold amounts to Euros 486 thousand for the three-month period ended 31 March 2014 (Euros 650 thousand for the three-month period ended 31 March 2013) (see note 12).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

The recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Portugal and Spain, has not significantly changed compared to 31 December 2013.

(9)         Equity

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

(a)         Share capital and Share Premium

At 31 March 2014 the Company’s share capital was represented by 213,064,899 class A shares and 130,712,555 class B shares.

(b)         Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 31 March 2014, Euros 46,288 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 49,601 thousand at 31 December 2013) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 31 March 2014 the legal reserve of the Company amounts to Euros 23,576 thousand (23,576 thousand Euros at 31 December 2013).

Distribution of the legal reserves of other Spanish companies is subject to the same restrictions as those of the Company and at 31 March 2014 the balance of the legal reserves of the other Spanish companies amounts to Euros 1,541 thousand (Euros 2,113 thousand at 31 December 2013).

Other foreign Group companies have a legal reserve amounting to Euros 587 thousand at 31 March 2014 and 31 December 2013.

(c)          Treasury stock

Movement in Class A treasury stock during 2013 is as follows:

	No. of Class A shares	Thousands of Euros
Balance at 1 January 2013	158,326	3,058
Acquisition of Class A shares	448,802	11,040
Disposal of Class A shares	(607,128)	(14,098)
Balance at 31 March 2013	0	0

Movement in Class B treasury stock during 2013 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2013	16,082	2
Acquisition of Class B shares	5,292,375	107,327
Disposal of Class B shares	(904,715)	(18,420)
Balance at 31 March 2013	4,403,742	88,909

There were no movements in Class A and B treasury stock during the three-month periods ended 31 March 2014. There was not any outstanding balance for both Class A and B treasury stock at 31 December 2013.

(d)         Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

Grifols will not be able to distribute ordinary dividends while the leverage ratio (net financial debt/adjusted EBITDA) is higher than 5.00. At 31 March 2014 the leverage ratio amounts to 2.83 (2.28 at 31 December 2013).

The distribution of the profit for the year ended 31 December 2013 is presented in the consolidated statements of changes in equity.

There were no dividend payments during the three-month periods ended 31 March 2014 and 2013.

(10)            Financial Liabilities

Details at 31 March 2014 and 31 December 2013 are as follows:

	Thousands of Euros
	31/03/14	31/12/13
Financial liabilities
Non-current obligations (a)	585,983	717,590
Senior secured debt	3,027,580	1,677,607
Other loans	29,233	30,680
Finance lease liabilities	12,057	12,099
Financial derivatives (note 16)	40,626	68,033
Other non-current financial liabilities	47,280	47,202
Total non-current financial liabilities	3,742,759	2,553,211

Current obligations (a)	49,095	72,629
Senior secured debt	37,818	112,422
Other loans	57,830	56,568
Finance lease liabilities	7,573	7,087
Other current financial liabilities	10,480	9,438
Total current financial liabilities	162,796	258,144

On 17 March 2014 the Group has concluded the refinancing process of its debt. The total debt refinanced amounts to US Dollars 5,500 million (Euro 4,075 million) and represents Grifols’s entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (senior unsecured notes).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

(a)         Senior Unsecured Notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, has issued US Dollars 1,000 million Senior Unsecured Notes (the “Notes”) that will mature in 2022 and will bear annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%.

The present value of the discounted from cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby the new agreement is not substantially any different to the original agreement.

The costs of refinancing Senior Unsecured Notes have amounted to Euros 65 million, including the cost of cancelling. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the Senior Unsecured Notes does not trigger a derecognition of the liability. Unamortised financing costs from the Senior Unsecured Notes amount to Euros 139.3 million at 31 March 2014 (Euros 80 million at 31 December 2013).

The total principal plus interest of the Senior Unsecured Notes to be paid is detailed as follows:

	Senior Unsecured Notes
	Principal+Interests in	Principal+Interests in
	Thousand of US Dollar	Thousand of Euros
Maturity

2014	29,021	21,048
2015	52,500	38,077
2016	52,500	38,077
2017	52,500	38,077
2018	52,500	38,077
2019	52,500	38,077
2020	52,500	38,077
2021	52,500	38,077
2022	1,026,250	744,307

Total	1,422,771	1,031,894

The breakdown and variances of Senior Unsecured Notes and promissory notes principal amounts, without considering unamortised financing costs, at 31 March 2014 and 31 March 2013 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

	Thousand of Euros
				Exchange
	Initial balance		Redemption and	differences and	Final balance at
	at 01/01/13	Issue	Repayments	others	31/03/13

Issue of bearer promissory notes (nominal value)	14,547	297	—	—	14,844

Senior Unsecured Notes (nominal value)	833,712	—	—	25,327	859,039

	848,259	297	—	25,327	873,883

	Thousand of Euros
				Exchange
	Initial balance		Redemption and	differences and	Final balance at
	at 01/01/14	Issue	Repayments	others	31/03/14

Issue of bearer promissory notes (nominal value)	45,945	—	(51)	—	45,894

Senior Unsecured Notes (nominal value)	797,622	729,981	(807,932)	5,597	725,268

	843,567	729,981	(807,983)	5,597	771,162

(b)         Senior Secured Debt

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consist of a Term Loan A  (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020 and a  Term Loan B  (“TLB”) that amounts to US Dollars 3,250  million and Euros 400 million with a 3.00% over Libor and Euribor margin respectively and maturity in 2021. Furthermore, the embedded floor included in the former senior debt, has been terminated. Grifols Worldwide Operations Limited is the sole borrower of this new financing.

The present value discounted from cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby the new agreement is not substantially any different to the original agreement.

The costs of refinancing the senior debt have amounted to Euros 104.8 million. The termination of the embedded derivatives of the senior debt has formed part of the refinancing and the resulting change in the fair values amounting to Euros 23.8 million have reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the senior debt does not trigger a derecognition of the liability. Therefore, the net amount of the financing cost has reduced the previous amount recognized and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 199.4 million at 31 March 2014 (Euros 131 million at 31 December 2013).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

The new terms and conditions of the senior secured debt are as follows:

•                              Tranche A: Senior Debt Loan repayable in six years

•                  US Tranche A :

•                              Original Principal Amount of US Dollars 700 million.

•                              Applicable margin of 250 basics points (bp) linked to US Libor 1 month.

•                              No floor over US Libor.

The detail of the Tranche A by maturity as at 31 March 2014 is as follows:

	US Tranche A
		Principal in thousands of US
	Currency	Dollar	Principal in thousands of Euros

Maturity

2014	USD	13,125	9,519
2015	USD	30,625	22,211
2016	USD	48,125	34,904
2017	USD	52,500	38,077
2018	USD	52,500	38,077
2019	USD	380,625	276,055
2020	USD	122,500	88,845

Total	USD	700,000	507,688

•      Tranche B: seven year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•                  US Tranche B :

•                              Original Principal Amount of US Dollars 3,250 million.

•                              Applicable margin of 300 basics points (bp) linked to US Libor 1 month

•                              No floor over US Libor.

•                  Tranche B in Euros:

•                              Original Principal Amount of Euros 400 million.

•                              Applicable margin of 300 basics points (bp) linked to Euribor 1 month.

•                              No floor over Euribor

The detail of the Tranche B by maturity as at 31 March 2014 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

	US Tranche B			Tranche B in Euros
		Principal in
		thousands of US	Principal in thousands		Principal in thousands of
	Currency	Dollar	of Euros	Currency	Euros

Maturity

2014	USD	24,375	17,678	EUR	3,000
2015	USD	32,500	23,571	EUR	4,000
2016	USD	32,500	23,571	EUR	4,000
2017	USD	32,500	23,571	EUR	4,000
2018	USD	32,500	23,571	EUR	4,000
2019	USD	32,500	23,571	EUR	4,000
2020	USD	32,500	23,571	EUR	4,000
2021	USD	3,030,625	2,198,018	EUR	373,000

Total	USD	3,250,000	2,357,122	EUR	400,000

•    US Dollar 300 Million committed credit revolving facility: Amount maturing on 27 February 2019. At 31 March 2014 no amount has been drawn down on this facility.

The total principal plus interest of the Tranche A & B Senior Loan is detailed as follows:

	Thousands of Euros
	Tranche A Senior Loan	Tranche B Senior Loan

Maturity

2014	19,563	85,947
2015	35,246	113,834
2016	47,223	112,962
2017	49,375	111,854
2018	48,422	111,447
2019	283,769	110,342
2020	89,219	109,471
2021	0	2,583,899

Total	572,817	3,339,756

The issue of senior unsecured notes and senior secured debt is subject to compliance of leverage ratio covenant. At 31 March 2014 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been inssued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. Guarantors are Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

(11)  Expenses by Nature

Details of wages and other employee benefits expenses by function are as follows:

	Thousands of Euros
	Three-Months’ Ended 31	Three-Months’ Ended 31
	March 2014	March 2013
Cost of sales	117,323	103,188
Research and development	15,880	16,025
Selling, general & administrative expenses	61,026	50,090
	194,229	169,303

Details of amortisation and depreciation expenses by function are as follows:

	Thousands of Euros
	Three-Months’ Ended 31	Three-Months’ Ended 31
	March 2014	March 2013
Cost of sales	19,735	16,757
Research and development	3,237	2,641
Selling, general & administrative expenses	23,382	11,632
	46,354	31,030

(12)  Finance Result

Details are as follows:

	Thousands of Euros
	Three months’ ended	Three months’ ended
	31 March 2014	31 March 2013
Finance income	756	2,087

Finance cost from Senior Unsecured Notes (note 10)	(19,710)	(22,767)
Finance cost from Senior debt (note 10)	(39,998)	(33,771)
Finance cost from sale of receivables (note 8)	(486)	(650)
Capitalised interest	660	1,982
Other finance costs	(4,791)	(3,806)

Finance costs	(64,325)	(59,012)

Change in fair value of financial derivatives (note 16)	(4,819)	(32)
Exchange differences	1,474	(4,889)

Finance result	(66,914)	(61,846)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

(13)  Taxation

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has decreased from 28.5% for the three-month period ended 31 March 2013 to 23% for the three-month period ended 31 March 2014 mainly due to a change of country mix of profits.

No material events have arisen regarding income tax audits of Group companies during the three-month period ended 31 March 2014.

(14)  Discontinued operations

The Group does not consider any operations as discontinued for the three-month period ended March 2014.

(15)  Contingencies

Catalan haemophiliacs

Instituto Grifols, S.A. was notified in 2007 of a claim for maximum damages of Euros 12,960 thousand filed by a group of 100 Catalan haemophiliacs against all plasma fractionation companies. During 2008 this claim was rejected, and the ruling appealed. Notification was published on 21 January 2011 that on 18 January 2011 the Barcelona Provincial Court had rejected the haemophiliacs’ claim. An appeal was subsequently filed by the counterparty in the Catalan High Court, which was rejected. The Group is currently awaiting the ruling on the appeal filed again by the group of haemophiliacs at the Spanish Supreme Court.

Foreign Corrupt Practices Act (FCPA)

The Group is carrying out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation has been focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement has been reached between the parties.

In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

Furthermore an investigation has been opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager. The Company and its legal advisors consider this investigation will be limited to the individual employees and the likelihood is remote this issue will affect the Company.

The legal advisors recommend limiting disclosure of the aforementioned information in these condensed consolidated interim financial statements, because the matter is currently under legal dispute.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

(16)       Financial Instruments

Fair value

At 31 March 2014 and 31 December 2013 the fair value of Senior Unsecured Notes and senior secured debt is the following:

	Thousands of Euros
	Fair Value at	Fair Value at
	31/03/2014	31/12/13	Hierarchy Level

Senior Unsecured Notes	743,400	851,461	Level 1
Senior Secured Debt (tranche A and B)	3,274,640	1,961,341	Level 1

Financial derivatives have been valued based on observable market data (level 2 of the fair value hierarchy).

The valuation technique for level 2 is based on broker quoted. Similar contracts are traded in an active market and the quotes reflect the actual transactions in similar instruments.

The fair value of financial assets and the remaining financial liabilities does not differ significantly from their carrying amount.

Financial Derivatives

At 31 March 2014 and 31 December 2013 the Group has recognised the following derivatives:

		Notional	Notional	Thousands of Euros
		amount at	amount at	Value at	Value at
Financial derivatives	Currency	31/03/2014	31/12/2013	31/03/14	31/12/13	Maturity

Interest rate swap (cash flow hedges)	USD	1,176,275,000	1,224,777,500	(37,038)	(40,004)	30/06/2016
Interest rate swap (cash flow hedges)	EUR	100,000,000	100,000,000	(3,577)	(4,025)	31/03/2016
Swap Option	EUR	100,000,000	100,000,000	(11)	—	31/03/2016
Swap Floor	USD	0	1,224,777,500	—	3,155	30/06/2016
Embedded floor of senior debt	EUR	0	196,000,000	—	(3,539)	01/06/2017
Embedded floor of senior debt	USD	0	1,656,000,000	—	(20,465)	01/06/2017

Total				(40,626)	(64,878)

Total Assets				0	3,155
Total Liabilities (note 10)				(40,626)	(68,033)

(a)    Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit or loss.

As a result of the refinancing process entered into on 27th February 2014 some of the existing derivatives have been cancelled. The new Credit Agreement conditions do not include any embedded floor within the existing tranches, so as a consequence of that, embedded derivatived included in Senior

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

Secured debt has been eliminated. The decrease in the value of the embedded derivatives amounted to US Dollars 27 million (Euros 19.6 million) and Euros 4.2 million at 27 February 2014, which has reduced the refinanced senior debt (see note 10).

As there are no existing floors in the new loan tranches, the Company has also sold the option floor derivatives contracts for a total amount of US Dollars 1.9 million each one.

(b)    Cash flow hedge

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had a notional amount of US Dollars 1,550 million each. The amortizing step up interest rate swap has not been changed due to the improvement of the new Credit Agreement and the notional amount at the end of March 2014 is US Dollars 1,176 million. The existing Swap has quarterly amortizations, in order to be always below the amounts borrowed to avoid being over hedged. The interest rate swap complies with the criteria required for hedge accounting.

At the end of March 2014, the Company has two swap derivatives that complies for hedge accounting in place:

•                  A Step-Up Swap derivative to hedge the US Dollar libor interest rate with a notional amount US Dollar 1,176 million amortizing and;

•                  A Step-Up Swap derivative to hedge euribor interest rate with a fixed notional amount of Euros 100 million until maturity.

(17)       Related Parties

Transactions with related parties have been performed as part of the Group’s ordinary course of business and have been performed at arm’s length.

Group transactions with related parties during the three-months ended 31 March 2014 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors of
	Associates	personnel	parties	the Company

Net sales	65	—	—	—
Other service expenses	—	—	(2,300)	(336)
Operating lease expense	—	—	(5,853)	—
Remuneration	—	(2,214)	—	(1,145)
Finance costs	(8)	—	—	—

	57	(2,214)	(8,153)	(1,481)

Group transactions with related parties during the three-months ended 31 March 2013 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial statements for the three-month period ended 31 March 2014

	Thousands of Euros
		Key management	Other related	Board of directors of
	Associates	personnel	parties	the Company

Net sales	65	—	—	—
Other service expenses	—	—	(1,233)	(314)
Operating lease expense	—	—	(5,898)	—
Remuneration	—	(3,259)	—	(1,076)
Finance costs	—	—	(140)	—

	65	(3,259)	(7,271)	(1,390)

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, as disclosed in note 30(c) of the consolidated financial statements as at and for the year ended 31 December 2013, certain Company directors and key management personnel are entitled to termination benefits.

(18)       Subsequent events

From 31 March 2014 to the approval date of the attached financial statements there are no significant subsequent events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF GRIFOLS S.A. AND SUBSIDIARIES

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their three month period ended March 31 2014 condensed consolidated interim financial statements and related footnotes that have been subject to a SAS100 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers worldwide to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 4.2 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of 2.3 million liters per year. In addition, Clayton, North Carolina site, acquired in the acquisition of Talecris, is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins and has a capacity of close to 3 million liters per year.

Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials. Subsequent to its acquisition, Talecris’ operations have been incorporated into the existing Bioscience Division and the business of the transfusion diagnostic unit acquired to Novartis has been incorporated into the existing Diagnostic Division.

•             Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main types of plasma products manufactured by us are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the acquisition of Talecris, its operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographical expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division, which accounts for a majority of the company’s total net sales, accounted for 601.0 million Euros, or 75.3%, and 604.8 million Euros, or 88.5%, of Grifols’ total net sales for the three month period ended March 31, 2014 and the three month period ended March 31, 2013, respectively.

•             Hospital. The Hospital division manufactures and, in certain instances installs and distributes, products that are used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal, and which accounted for 24.3 million Euros, or 3.0%, and 27.2 million Euros, or 4.0%, of total net sales for the three month period ended March 31, 2014 and the three month period ended March 31, 2013, respectively.

•            Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments and reagents for diagnostics, as well as blood bank products. It concentrates its business in two areas: Transfusion Medicine that groups immunohematology and blood bank (blood collection bags and other disposables) and In Vitro Diagnostic Systems that groups hemostasis and the clinical analysis lines. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. From January 2014 the division includes the transfusion diagnostic unit acquired to Novartis. The business acquired produces a complete line of products and systems to perform blood donor screening, molecular tests aimed at detecting the pathogenic agents of transfusion related infectious diseases such as HIV, hepatitis B, hepatitis C, and West Nile Virus. The Diagnostic division accounted for 146.6 million Euros, or 18.4% (excluding 3.6 million Euros intersegment sales), and 32.6 million Euros, or 4.8%, of Grifols’ total net sales for the three month period ended March 31, 2014 and the three month period ended March 31, 2013, respectively. For more details on the business acquired see Note 3 of the accompanying condensed consolidated interim financial statements.

•             Raw Materials and Others. The Raw Materials division historically included the sale of intermediate pastes and plasma to third parties. From 2011 it primarily consists of revenues earned under the agreements with Kedrion, all royalties from third parties (Bioscience and Diagnostic) and revenues from engineering activities by our subsidiary Grifols Engineering S.A. It accounted for 26.2 million Euros, or 3.3%, and 19.2 million Euros, or 2.7%, of Grifols total net sales for the three month period ended March 31, 2014 and the three month period ended March 31, 2013, respectively.

Presentation of Financial Information

IFRS

Grifols Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2014 and March 31 2013 have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the group for the year ended 31 December 2013 prepared in accordance with IFRS as issued by the International Accounting Standard Board ( IASB).

Factors Affecting the Comparability of Grifols Results of Operations

2014 figures include the transfusion diagnostic unit acquired to Novartis in January 2014. This should be taken into consideration when comparing the information to 2013 figures.

Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

As a result of the Talecris acquisition in 2011, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs.

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We obtain our plasma primarily from the United States through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

We have 150 FDA-licensed plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

In 2013, our plasma collection centers collected approximately 6.4 million liters of plasma (including specialty plasma required for the production of hyperimmunes). We believe that our plasma requirements through 2016 will be met through: (i) plasma collected through our plasma collection centers and (ii)

approximately 0.6 liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.

Critical Accounting Policies under IFRS

The preparation of this condensed consolidated interim financial statements in accordance with IAS 34, requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities.

We believe that certain of our accounting policies are critical because they require subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our condensed consolidated interim financial statements.

Business combinations

We apply IFRS 3 “Business Combinations” (revised), Business combinations in transactions made subsequent to January 1, 2010, applying the acquisition method of this standard to business combinations. The acquisition date is the date on which we obtain control of the acquiree.

The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition related costs are accounted for as expenses when incurred. Share capital increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the related financial liability when it is recognized.

At the acquisition date, we recognize the assets acquired and the liabilities assumed at fair value. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be measured reliably. This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill.

When a business combination has been determined provisionally, adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

Property, plant and equipment

(i)                                    Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a  systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset less its residual value. We determine the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

	Depreciation Method	Rates
Buildings	Straight line	1%-3%
Other property, technical equipment and machinery	Straight line	10%
Other property, plant and equipment	Straight line	7%-33%

We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(ii)                                Subsequent recognition

Subsequent to the initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit or loss as incurred.

Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iii)                            Impairment

We test for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out below in (d).

Intangible assets

(i)                                    Goodwill

Goodwill is generated in the course of business combinations and is calculated using the criteria described in the section on business combinations.

Goodwill is not amortized, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash generating units, which we refer to as CGUs, or groups of  CGUs that are expected to benefit from the synergies of the business combination, and we apply the criteria described in Note 6 of our consolidated interim financial statements included in this report.  After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii)                                Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

•                  we have technical studies that demonstrate the feasibility of the production process;

•                  we have undertaken a commitment to complete production of the asset to make it available for sale or internal use;

•                  the asset will generate sufficient future economic benefits; and

•                  we have sufficient technical and financial resources to complete development of the asset and have developed budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditures actually assigned to different projects.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets through the consolidated statement of profit or loss.

Expenditures on activities that contribute to increasing the value of the different businesses in which we operate are expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii)                            Other intangible assets

Other intangible assets are carried at cost, or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

(iv)                              Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Araclón includes the fair value of research and development projects in progress.

The cost of identifiable intangible assets acquired in the business combination of Progenika includes the fair value of the currently marketed products sold, which are classified in “Other intangible assets” and “Development costs”.

(v)                                  Useful life and amortization rates

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization Method	Rates
Development expenses	Straight line	20% - 33%
Concessions, patents, licenses, trademarks and similar	Straight line	7% - 20%
Computer Software	Straight line	16% - 33%
Currently marketed products	Straight line	3% - 10%

The depreciable amount is the cost or deemed cost of an asset less its residual value.

Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

We test goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated income statement. Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized for cash generating units are first allocated, where applicable, to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of (i) its fair value less costs of disposal, (ii) its value in use and (iii) zero.

At the end of each reporting period we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in the consolidated statement of profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

A reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable value and the carrying amount that would have been obtained, net of amortization or depreciation, had no impairment loss been recognized.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production.

The raw material used to produce hemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when plasma is purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and EMA regulations, in order to guarantee that all the plasma is suitable for use in the production process.

To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories.

Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred.

The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis. The transformation cost is allocated to each inventory unit on a first in, first out basis.

We use the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired.

When the cost of inventories exceeds the net realizable value, materials are written down to net realizable value. Net realizable value is considered as detailed below.

•                  Raw materials and other supplies: replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•                  Merchandise and finished goods: estimated selling price, less costs to sell.

•                  Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognized write-down is reversed against profit or loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress and supplies”.

Revenue recognition

Revenue from the sale of goods or services is measured at the fair value of the consideration received or receivable. Revenue is presented net of VAT and any other amounts or taxes which are effectively collected on behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenue if considered probable at the time of revenue recognition.

We recognize revenue from the sale of goods when:

•                  we have transferred to the buyer the significant risks and rewards of ownership of the goods;

•                  we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•                  the amount of revenue and the costs incurred or to be incurred can be measured reliably;

•                  it is probable that the economic benefits associated with the transaction will flow to us; and

•                  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts we have signed with some of our customers entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. We recognize these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the United States, we enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price we charge to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale.

The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

Leases

(vi)                              Lessee accounting records

We have rights to use certain assets through lease contracts. Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

•                  Finance leases: We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

•                  Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are   apportioned between the finance charge and the reduction of the outstanding liability.

•                  The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

•                  Operating leases: We recognize lease payments under an operating lease, excluding incentives, as expenses on a straight-line basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(vii)                          Sale-leaseback transactions

Any profit on sale leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•                  If the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated statement of profit or loss for the year; or

•                  If the sale price is below fair value, any profit or loss is recognized immediately in the consolidated statement of profit or loss.

However, if the loss is compensated for by future below market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Results of Operations

Three months ended March 31, 2014 Compared to Three  months ended March 31, 2013

1.         PROFIT AND LOSS: MAIN INDICATORS DURING THE FIRST QUARTER OF 2014

SALES PERFORMANCE

•                  REVENUES OF APPROXIMATELY 800 MILLION EUROS TO MARCH 2014 AND CHANGES IN THE RELATIVE WEIGHTS OF THE DIVISIONS

Grifols’ revenues rose by 16.7% during the first quarter of the year to 798.0 million Euros, including Novartis’ transfusion diagnostic business, acquired in January 2014. At constant exchange rate (cc), income rose by 20.2%, with the geographical diversification of sales helping to mitigate exchange rate effects.

The results to March reflect the anticipated changes to the relative weight of each division as a share of total group income, as a result of the integration of the transfusion diagnostic business acquired. The sales of the Bioscience division totaled 601.0 million Euros, 75.3% of Grifols’ revenue. Sales volumes of IVIG and alpha-1 antitrypsin, two of the company’s main plasma proteins, performed strongly in a context of price stability.

The Hospital division recorded sales of 24.3 million Euros, a figure that represents 3.0% of revenues. During the quarter, the division continued to internationalize, with Hospital Logistics projects in Chile and Argentina, and Intravenous Therapy projects in the United States. However, sales continued to be heavily concentrated in Spain, and the restrictions on hospital expenditure had a significant impact on sales, which fell by 7.3% (cc).

The Diagnostic division increased its share of revenues to 18.4%, as forecast. The sales of this business area were 146.5 million Euros (excluding 3.6 million euros of intersegment sales). The company has become a global leader in transfusion medicine, manufacturing both instruments and reagents for immunohematology and hemostasis. Successes have included the implementation of immunohematology analyzers (Wadiana® and Erytra®) and the increase in unit sales of blood typing cards (DG-Gel®) in countries such as France, United Kingdom, Russia, Qatar and Saudi Arabia. Another key achievement during the quarter was the contract to supply the Japanese Red Cross with NAT technology (Procleix® Panther® System) to analyze blood donations in Japan.

Grifols’ non-recurring sales, included within the Raw Materials & Others division, rose to 26.2 million Euros, representing 3.3% of sales. These include, among others, all royalties (Bioscience and Diagnostic), income from manufacturing agreements with Kedrion, and third-party engineering projects performed by Grifols Engineering.

Sales by Division

1Q 2014 - SALES BY DIVISION

(In thousands of euros)	1Q 2014	% sales	1Q 2013	% sales	% Var	% var CC*
BIOSCIENCE DIVISION	600,957	75.3%	604,786	88.5%	-0.6%	2.4%
HOSPITAL DIVISION	24,262	3.0%	27,155	4.0%	-10.7%	-7.3%
DIAGNOSTIC DIVISION**	146,550	18.4%	32,559	4.8%	350.1%	361.7%
SUBTOTAL	771,769	96.7%	664,500	97.3%	16.1%	19.6%
RAW MATERIALS AND OTHERS	26,229	3.3%	19,198	2.7%	36.6%	39.5%
TOTAL	797,998	100.0%	683,698	100.0%	16.7%	20.2%

* Constant Currency (CC) excludes the impact of exchange rate movements

** Excludes 3.6 million Euros of intersegment sales

•                  APPROXIMATELY 93% OF INCOME GENERATED IN INTERNATIONAL MARKETS

Grifols continues to drive sales in international markets. The purchase of Novartis’ transfusion diagnostic unit, completed on January 2014 has helped to drive sales of the Diagnostic division in the United States. These sales have not been allocated to a specific region as work is still being done towards an accurate classification.

Excluding sales generated by this new business unit, income in the United States and Canada continued to rise. Sales rose by 6.4% (cc) in comparable terms, to 419.7 million Euros, although the new conditions of some contracts in Canada continue to impact the results.

In the European Union, sales decrease slowed to 2.8% (cc), with sales revenue standing at 139.2 million Euros. Sales of plasma proteins performed strongly in the Iberian Peninsula (Spain and Portugal), while sales of products and services related to the Diagnostic and Hospital divisions decelerated. Since January 2014 revenues included in “Others” (Raw Materials & Others) are not split by geography. 2013 numbers have been amended for comparison purposes.

ROW (Rest of World) sales fell by 6.1% (cc) as a result of the timing of tenders and conclusion of some contracts. Demand for plasma proteins such as albumin continued to rise in regions such as Latin America.

The strategy of achieving long term growth through international markets continued during the first quarter of 2014, with the start of activities in new regions such as the Middle East. In this regard, it is worth noting that Grifols attended the Arab Health Congress in Dubai for the first time. The importance of this event derives both from the potential of the United Arab Emirates market, and the fact that it is at the center of a large zone of influence. In the six countries that form the Gulf Cooperation Council alone (Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates) there are 15 hospital projects in progress.

Sales by Region

1Q 2014 - SALES BY REGION

(In thousands of euros)	1Q 2014	% sales	1Q 2013	% sales	% Var	% var CC*
EU	139,161	17.4%	143,380	21.0%	-2.9%	-2.8%
US+CANADA	419,769	52.6%	406,359	59.4%	3.3%	6.4%
R.O.W.	99,512	12.5%	114,761	16.8%	-13.3%	-6.1%
SUBTOTAL	658,442	82.5%	664,500	97.2%	-0.9%	2.2%
RAW MATERIALS AND OTHERS	26,229	3.3%	19,198	2.8%	36.6%	39.5%
DIAGNOSTIC SOLUTIONS**	113,327	14.2%	—	—	—	—
TOTAL	797,998	100.0%	683,698	100.0%	16.7%	20.2%

* Constant Currency (CC) excludes the impact of exchange rate movements

** Sales from the transfusion diagnostic unit acquired from Novartis not allocated to a geographical area

MARGINS AND PROFITS

•                  EXCELLENT EVOLUTION OF THE EBITDA MARGIN: 200 BPS INCREASE TO 33.9% OF REVENUES

Grifols operating margins have continued to improve. The EBITDA margin rose by 200 bps to 33.9% of revenues, compared to 31.9% for the same period of 2013. In absolute terms, EBITDA was 270.2 million Euros, with growth of 23.7%.

Grifols’ adjusted EBITDA(1) rose by 21.6% to 279.9 million euros, representing an EBITDA to revenues margin of 35.1%.

This positive performance confirms the group’s improved productivity, primarily focused on the optimization of raw materials and its cost and in the greater flexibility of manufacturing processes in the Bioscience division. The aim is to maximize the utilization of each liter of plasma, and profitability as a result. This will enable balanced market share growth of each plasma protein, ensuring industrial efficiency. In addition, the new sales mix by division, and the greater weight of the Diagnostic division have been positive developments during the quarter, and their effects will continue during the rest of the year. The policy of containing operating costs related to central services continues.

•                  NET PROFIT RISES BY 32.9% TO 121.0 MILLION EUROS

Grifols’ net profit rose by 32.9% to 121.0 million Euros, a figure that represents 15.2% of the group’s revenues, compared to 13.3% for the same period of 2013.Net adjusted profit(2), which excludes non recurrent costs and associated with recent acquisitions, amortization of the deferred financial costs associated with the refinancing and the amortization of intangible assets related to the acquisitions, was 147.0 million Euros.

During the quarter, the company maintained its financial results that included the financial cost of the 1,500 million Dollar bridge loan to finance the acquisition of the transfusion diagnostic unit of Novartis. The financial result was 66.9 million Euros, including the amortization of the deferred costs and those related to the cancelation of bonds and debt as part of the group’s refinancing process. This process, completed in March, has enabled Grifols to reduce its funding costs and extend its maturity profile, improvements that will have an impact in the coming quarters. The decrease of effective tax rate is mainly due to a change of country mix of profits.

Key profit and loss indicators first quarter of 2014

REPORTED FIGURES

	1Q2014	1Q2013	% VAR.
NET REVENUES (NR)	798.0	683.7	16.7%
EBITDA	270.2	218.4	23.7%
% NR	33.9%	31.9%
ADJUSTED(1) EBITDA	279.9	230.1	21.6%
% NR	35.1%	33.7%
GROUP PROFIT	121.0	91.0	32.9%
% NR	15.2%	13.3%
ADJUSTED(2) GROUP PROFIT	147.0	115.7	27.1%
% NR	18.4%	16.9%

BALANCE SHEET: KEY INDICATORS AS OF MARCH 2014

Total consolidated assets at March 2014 were 7,192.4million Euros, a significant increase compared to the figure of 5,841.0 million Euros reported in December 2013. The differences primarily reflect the acquisition of the assets of the Novartis’ transfusion diagnostic unit.

In particular, there has been a net increase in tangible fixed assets of more than 100 million Euros, that include a plant in Emeryville (California, United States) acquired to Novartis. Intangible fixed assets have also increased as a result of an estimated 930.2 million Euros of goodwill following the acquisition. This amount is still provisional since the Group did not have all the necessary information at quarter end to determine de definitive fair value of intangible assets, liabilities and contingent liabilities acquired in the business combination.

During the first three months of 2014, the group’s cash position stood at 684.6 million Euros. Operating cash flow generation remains strong with the group generating 124.9million Euros, compared to 92.4 million Euros obtained during the same period of 2013.

Changes to working capital are related to business growth and the incorporation of the new business unit.

NET FINANCIAL DEBT INCREASES, BUT AVERAGE COST FALLS BY MORE THAN 200 BPS TO BELOW 3.5%

Grifols’ net financial debt at the end of the first quarter of 2014 stood at 3,180.3 million Euros, including an additional 1,500 million Dollars corresponding to the acquisition of Novartis’ transfusion diagnostic unit. This represents a leverage ratio of 2.83 times to adjusted EBITDA(1), higher than the ratio of 2.28 reported in December 2013.

Strong cash generation and debt reduction have enabled the company to successfully refinance its entire debt for a value of 5,500 million Dollars (4,075 million Euros).

Following the completion of this process in March 2014, the average cost of Grifols’ debt has fallen by over 200 bps to below 3.5%, and the average maturity term has been extended to 7 years. Both factors will enable the company to stabilize its financial costs despite an increase in absolute debt levels.

Debt reduction remains a priority for the company, whose high and sustainable levels of operating activity and cash generation mean that it is able to meet this objective. Moody’s and Standard & Poor’s have maintained Grifols’ corporate rating at levels prior to the acquisition.

See Note 10 of the Condensed Consolidated Interim Financial Statements and the Liquidity and Capital Resources section of this report for details of the new debt structure and conditions following the refinancing.

NET EQUITY

The net equity of Grifols to March 2014 rose to 2,224.4 million Euros, primarily as a result of profits earned during the period, as there were no significant changes compared to December 2013.

At March 2014, Grifols’ share capital stood at 119.6 million Euros, represented by 213,064,899 ordinary shares (Class A) with a nominal value of 0.50 euros per share, and 130,712,555 non-voting shares (Class B) each with a nominal value of 0.10 Euros.

2.         INVESTMENT AREAS: CAPEX, ACQUISITIONS, R&D

The first quarter of 2014 was characterized by solid results, positive cash flow figures, and the optimization and control of financial resources, all of which have provide the company with the resources required for its planned investments and for new investments in the future.

CAPITAL EXPENDITURE (CAPEX)

During the first three months of the year, Grifols has invested 45.7 million Euros of cash in expanding and improving its manufacturing facilities, and in maintaining the facilities of its investees. In addition, the company plans to allocate approximately 600 million Euros to capital expenditure between 2014 and 2016. This amount includes additional resources designed to strengthen the Diagnostic division following the recent acquisition of Novartis’ transfusion diagnostic unit.

•                  NEW PLASMA FRACTIONATION PLANT OPENED IN SPAIN

The first quarter of 2014 saw the opening of the new plasma fractionation plant at Parets del Vallès (Barcelona, Spain), a development that doubles Grifols’ plasma fractionation capacity in Spain, to 4.2 million liters/year. The company has invested over 20 million Euros in this project, which will gradually generate almost 100 jobs, including both direct and indirect employment. The new plant occupies 4,500 m2, and includes 20 high-tech reactors and a high level of automation.

The plant already holds a European Medicines Agency (EMA) license and expects to obtain authorization from the US Food & Drug Administration (FDA) before the end of the year.

Grifols has two other fractionation plants in the United States, with a combined fractionation capacity of over 5 million liters/year. Future plans provide for this to rise to over 12 million liters by 2016, following approval of the new plasma fractionation plant in Clayton (North Carolina, United States).

•                  OPENING OF NEW HEADQUARTERS OF ARACLON BIOTECH

Major capital expenditure (CAPEX) in companies in which Grifols has a majority holding include the project that brings all of Araclon Biotech’s research activity under a single roof at its corporate headquarters in Zaragoza (Spain).

Araclon is an R&D company specializing in immunotherapy and diagnosis of Alzheimer’s and other degenerative diseases, and its research projects are part of Grifols’ global Alzheimer’s research strategy focusing on three key fields: early diagnosis, prevention through the development of a vaccine, and new treatments to slow down the disease’s progress.

The new facilities occupy a 1,500 m2 site, housing a laboratory that is one of the most advanced in Europe, equipped with the very latest technology and employing almost thirty members of staff, 80% of whom are researchers. Grifols is the majority shareholder in Araclon, with 61% of its equity.

ACQUISITIONS: COMPLETION OF THE PURCHASE OF NOVARTIS DIAGNOSTIC UNIT

The acquisition of the transfusion diagnostic and immunology unit from Swiss company Novartis was completed on January 9, 2014 for a total of 1,653 million Dollars (1,215 million Euros). The operation was implemented through a newly created 100% Grifols-owned subsidiary.

The operation is part of Grifols’ growth strategy of complementing and growing its range of diagnostic products and services.

Grifols has expanded its portfolio by including Novartis’ diagnostic and transfusion medicine products, including its NAT technology (Nucleic Acid Amplification Techniques), test analysis instrumentation and equipment, specific software and reagents. The assets acquired include patents, brands, licenses and royalties, together with the production plant at Emeryville (California, United States) and commercial offices in the United States, Switzerland and Hong Kong (for the Asia-Pacific region) among others. The move has also added approximately 550 members of staff to Grifols’ workforce, with the incorporation of Novartis’ employees.

R&D: IN-HOUSE AND THROUGH INVESTEES

Grifols’ continuing commitment to research is based on financial solvency and liquidity. From January to March 2014, Grifols allocated a total of 37.9 million Euros to R&D, an increase of 29.3% compared to the same period of 2013, representing 4.7% of revenues. Priority objectives for the company during 2014 include the acceleration of research projects exploring new uses for albumin, and further therapeutic applications of this and other plasma proteins.

Grifols also promotes research activity through additional investment in R&D in its investees. An example of this is the start of phase 1 of the clinical trial of the vaccine against Alzheimer’s disease that Grifols is developing through Araclon. This phase, which started in January 2014 with 24 participants and will evaluate tolerability and safety in humans but not effectiveness, is a significant milestone for the project.

Grifols also supports and promotes other initiatives that are aligned with or complementary to its own activity areas, where these contribute to scientific progress and social well-being. An example is the Fundació ACE’s new center for the treatment and research of Alzheimer’s disease: the Barcelona Alzheimer Treatment & Research Center.

Grifols’ partnership with Fundació ACE reflects the company’s interest in promoting research into Alzheimer’s disease. The center will be an independent body that facilitates the diagnosis and treatment of Alzheimer’s and other neurodegenerative diseases, and promotes biomedical research into these conditions. The first research project it is hosting is Grifols’ AMBAR study (Alzheimer Management by Albumin Replacement). As an independent center, its facilities are also open to other research groups. The center has been designed in accordance with the Fundació ACE’s guidelines for excellence, which satisfy the requirements of the National Alzheimer’s Project in the United States.

3.         ANALYSIS BY DIVISION

The acquisition of Novartis’ transfusion diagnostic unit in January 2014 has changed the relative weight of the different business divisions of Grifols, and confirms the company’s leadership in transfusion medicine.

BIOSCIENCE DIVISION: 75.3 % OF REVENUES

•                  SALES VOLUMES OF IVIG AND ALPHA 1-ANTITRYPSIN ON THE RISE

Grifols’ Bioscience division accounts for 75.3% of its business. Sales to March 2014 rose by 2.4% (cc) to 601.0 million Euros.  Sales volumes of IVIG and alpha-1 antitrypsin performed strongly.

•                  GRIFOLS PROMOTES DIAGNOSIS OF ALPHA-1 ANTITRYPSIN DEFICIENCY, AN UNDERDIAGNOSED DISEASE WITH SYMPTOMS SIMILAR TO COPD

One of the company’s objectives is to promote the diagnosis of alpha-1-antitrypsin deficiency (AATD), a rare disease whose most frequent symptoms in adults overlap with chronic obstructive pulmonary disease (COPD) and which, if not treated, can lead to pulmonary emphysema. Grifols has developed a unique, innovative system, AlphaKit® QuickScreen, that takes only a few minutes and some drops of blood to detect whether an individual is a carrier of the Z mutation, responsible for over 95% of severe cases of this disease. It will be released for distribution in several EU countries in the near future as it obtained the CE marking after the end of the quarter, and it is expected to go on sale in the United States after.

•                  GRIFOLS WILL DONATE UP TO 60 MILLION UNITS OF CLOTTING FACTORS TO THE WORLD FEDERATION OF HEMOPHILIA IN THREE YEARS

Grifols will donate up to 20 million units of clotting factors to the World Federation of Hemophilia in the next three years. This major donation, announced to mark World Hemophilia Day, will ensure an average of 40,000 doses until 2017 to treat approximately 10,000 patients in developing countries in which access to these treatments is non-existent or insufficient.

DIAGNOSTIC DIVISION: 18.4% OF REVENUES

•                  GRIFOLS TO SUPPLY NAT TECHNOLOGY TO THE JAPANESE RED CROSS TO ANALYZE BLOOD DONATIONS IN JAPAN

Procleix® Panther® System is the cutting edge automated system that the Japanese Red Cross will use to analyze 5.3 million blood donations per year, and to screen them for HIV and hepatitis viruses with nucleic acid amplification test (NAT) techniques before the blood can be used for transfusions or other medical uses. The contract, which will run for 7 years, is worth 375 million Dollars (274 million Euros) at current exchange rate in products and services for Grifols.

•                  LAUNCH OF NEXT GENERATION BLOODCHIP® PRODUCTS

Grifols has presented the next generation of its BLOODchip® product range in Barcelona. This represents a further improvement to the company’s transfusion medicine offering, and will contribute to Grifols’ ambition of leading the expansion of the blood genotyping segment. BLOODchip® technology means that patients’ and donors’ blood groups can be determined through DNA analysis, while the latest innovations improve and simplify the analysis procedure, delivering simpler, faster results. It also incorporates the identification of key blood groups, primarily in patients suffering from anemia.

•                  ERYTRA® AUTOANALYZER OBTAINS FDA APPROVAL

Internationalization of the immunohematology area is one of the keys to the division’s growth. Significant developments this quarter include sales of Erytra® and Wadiana® analyzers, and increased volumes of blood typing cards using DG-Gel® gel agglutination technology. Following approval from the FDA, Erytra® has become the first high-processing capacity instrument available on the US market for the performance of transfusional compatibility tests. The launch of Erytra® in the United States is scheduled for July.

HOSPITAL DIVISION: 3.0% OF INCOME

•                  FURTHER INTERNATIONALIZATION TO OFFSET RESTRICTIONS ON HEALTHCARE SPENDING IN SPAIN

The Hospital division generates most of its sales in Spain and therefore continues to be the division most directly affected by the measures to rationalize healthcare spending implemented by the Spanish government. Income has maintained its downward trend to 24.3 million euros, although the division has continued to internationalize its activity base.

Significant developments have included two hospital logistics projects in Chile, consolidating the company’s position as one of the leading suppliers of products and services for hospital pharmacy in Latin America. The company has also automated the pharmacy service in one of Argentina’s most important private clinics in Buenos Aires (Argentina), with the installation of four Kardex® carousels, and has installed Misterium®-Modular Clean Rooms for the preparation of intravenous solutions under sterile conditions in several centers in the United States.

4.         LIQUIDITY AND CAPITAL RESOURCES

USES AND SOURCES OF FUNDS

Our principal liquidity and capital requirements consist of the following:

•                  costs and expenses relating to the operation of our business, including working capital for inventory purchases and

•                  accounts receivable financing;

•                  capital expenditures for existing and new operations; and

•                  debt service requirements relating to our existing and future debt.

Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues; debt financings; and capital injections. At March 31, 2014, our cash and cash equivalents totaled €684.6 million and US dollars 300 million undrawn as of the date of this report, available under our debt agreements. We expect our cash flows from operations combined with our cash balances and availability under our Committed Revolving Credit Facility, and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months. Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in the U.S. and Spain, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

HISTORICAL CASH

During the three month period ended 31 March 2014 the Group used net cash flow of 24 million Euros. The variation in net cash flow reflects mainly:

•                  Net cash from operating activities amount to Euros 124.9 million. The Euros 269.7 million of cash flow generated by Grifols´ operations was offset in part by the Euros 87.8 million of cash used for working capital requirements and Euros 57.1 million of cash used for interest payment and tax collections.

•                  Net cash used in investing activities amount to Euros 1,263.1 million. This result includes the cost of the Novartis’ Diagnostic Unit acquisition by a total of Euros 1,211 million.

•                  Net cash from financing activities amount to Euros 1,114 million. The variance in this result reflects the increase in debt as a consequence of Novartis’ Diagnostic Unit acquisition.

See the cash flow statement included as part of the Condensed Consolidated Interim Financial Statements for a more detailed breakdown of movements.

INDEBTEDNESS

On 17 March 2014 the Group has concluded the refinancing process of its debt. The total debt refinanced amounts to 5,500 million Dollars (4,075 million Euros) and represents the company’s entire debt, including the 1,500 million Dollars bridge loan obtained for the acquisition of Novartis’ transfusion diagnostic unit. Following the refinancing process, Grifols’ debt structure consists of a 4,500 million Dollars long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a 1,000 million Dollars bond issuance (senior unsecured notes).

Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the Senior Unsecured Notes and Senior Secured Debt does not trigger a derecognition of the liability.

•                  SENIOR UNSECURED NOTES

On 5 March 2014, Grifols Worldwide Operations Limited, 100% subsidiary of Grifols, has issued 1,000 million Dollars Senior Unsecured Notes (the “Notes”) that will mature on 2022 and will bear an annual interest at 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to 1,100 million Dollars, with a maturity in 2018 and an interest of 8.25%.

The costs of refinancing Senior Unsecured Notes have amounted to 65 million Euros, including the costs of cancelling the Senior Unsecured Notes issued in 2011. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Unamortised financing costs from the senior secured debt amount to 139.3 million Euros at 31 March 2014 (80 million Euros at 31 December 2013).

•                  SENIOR SECURED DEBT

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consist of a Term Loan A (“TLA”), which amounts to 700 million Dollars with a 2.50% margin over LIBOR and maturity in 2020, a Term Loan B (“TLB”) that amounts to 3,800 million Dollars (3.250 billion Dollars and 400 million Euros equivalent)  with a 3.00% over LIBOR (Euribor) margin and maturity in 2021 and up to 300 million Dollars committed revolving facility undrawn as at the date of this report.  The embedded floor included in the former senior debt, has been terminated. Grifols Worldwide Operations Limited is the sole borrower of this new financing.

The costs of refinancing the senior debt have amounted to 104.8 million Euros. The termination of the embedded derivatives of the senior debt has formed part of the refinancing and the resulting change in the fair values amounting to 23.8 million Euros have reduced the financing cost. Therefore, the net amount of the financing cost has reduced the previous amount recognized and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to 199.4 million Euros at 31 March 2014 (131 million Euros at 31 December 2013).

(1) Adjusted EBITDA excludes non-recurring costs and associated with recent acquisitions

(2) Adjusted Net Profit excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing, and amortization of intangible assets related to acquisitions.

“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group,  are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: May 6, 2014